Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

SYNTEL, INC.,

ATOS S.E.

and

GREEN MERGER SUB INC.

Dated as of July 20, 2018

i

5.17.	Intellectual Property	42
5.18.	Insurance	45
5.19.	Takeover Statutes; Appraisal Rights; No Rights Plan	46
5.20.	Brokers and Finders	46
5.21.	Related Party Transactions	47
5.22.	Material Customers	47
5.23.	No Other Representations or Warranties; Non-Reliance	47

ARTICLE VI	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	47

6.1.	Organization, Good Standing and Qualification	47
6.2.	Capitalization of Merger Sub	48
6.3.	Corporate Authority	48
6.4.	Governmental Filings; No Violations	48
6.5.	Litigation	49
6.6.	Beneficial Ownership of Shares	49
6.7.	Available Funds	49
6.8.	Brokers and Finders	49
6.9.	No Other Representations or Warranties; Non-Reliance	50

ARTICLE VII	COVENANTS	50

7.1.	Interim Operations	50
7.2.	Acquisition Proposals; Change of Recommendation	55
7.3.	Company Shareholders Meeting	59
7.4.	Approval of Sole Shareholder of Merger Sub	60
7.5.	Proxy Statement; Other Regulatory Matters	60
7.6.	Information and Access; Consents	64
7.7.	Delisting and Deregistration	65
7.8.	Publicity	66
7.9.	Employee Benefits	66
7.10.	Indemnification; Directors’ and Officers’ Insurance	67
7.11.	Resignations	69
7.12.	Treatment of Certain Existing Indebtedness	69
7.13.	Takeover Statutes	70
7.14.	Section 16 Matters	70
7.15.	Transaction Litigation	70
7.16.	Notification of Certain Matters	70
7.17.	Financing Cooperation	71
7.18.	Termination of Registration Rights Agreement	72

ARTICLE VIII	CONDITIONS	72

8.1.	Conditions to Each Party’s Obligation to Effect the Merger	72
8.2.	Conditions to Obligations of Parent and Merger Sub	73
8.3.	Conditions to Obligation of the Company	74

ii

ARTICLE IX	TERMINATION	74

9.1.	Termination by Mutual Written Consent	74
9.2.	Termination by Either Parent or the Company	74
9.3.	Termination by the Company	75
9.4.	Termination by Parent	75
9.5.	Effect of Termination and Abandonment	76

ARTICLE X	MISCELLANEOUS AND GENERAL	77

10.1.	Survival	77
10.2.	Notices	78
10.3.	Expenses	79
10.4.	Transfer Taxes	79
10.5.	Modification or Amendment; Waiver	79
10.6.	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	80
10.7.	Specific Performance	81
10.8.	Third-Party Beneficiaries	81
10.9.	Fulfillment of Obligations	82
10.10.	Successors and Assigns	82
10.11.	Entire Agreement	83
10.12.	Severability	83
10.13.	Counterparts; Effectiveness	83

EXHIBIT A    Form of Articles of Incorporation of the Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 20, 2018, is entered into by and among Syntel, Inc., a Michigan corporation (the “Company”), Atos S.E., a société européenne (European company) organized under the laws of France (“Parent”), and Green Merger Sub Inc., a Michigan corporation and a Wholly Owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the Parties intend that, subject to the terms and conditions of this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to the provisions of the MBCA;

WHEREAS, the Company Board has unanimously (a) approved and adopted this Agreement and the transactions contemplated by this Agreement, (b) determined that this Agreement and the transactions contemplated by this Agreement are fair to, advisable and in the best interests of, the Company and the holders of Shares, other than Excluded Shares, and (c) resolved to submit this Agreement to the holders of Shares and to recommend that the holders of Shares approve this Agreement and the transactions contemplated by this Agreement;

WHEREAS, the Parent Board has unanimously (a) approved this Agreement and the transactions contemplated by this Agreement and (b) determined that this Agreement and the transactions contemplated by this Agreement are in the best interests of Parent and its stakeholders, and are consistent with and will further the business strategy of Parent;

WHEREAS, the board of directors of Merger Sub has unanimously (a) approved and adopted this Agreement and the transactions contemplated by this Agreement, (b) determined that this Agreement and the transactions contemplated by this Agreement are fair to, advisable and in the best interests of, Merger Sub and Parent (as Merger Sub’s sole shareholder), and (c) resolved to recommend that Parent (as Merger Sub’s sole shareholder) approve this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain shareholders of the Company are entering into a voting agreement with Parent (the “Voting Agreement”), pursuant to which, among other things, such Persons have agreed to vote the Shares beneficially owned by each of them in favor of the approval of this Agreement; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

Definitions; Interpretation and Construction

1.1. Definitions. For the purposes of this Agreement, except as otherwise specifically provided herein, the following terms have meanings set forth in this Section 1.1:

“Acquisition Proposal” means any (a) proposal, offer, inquiry or indication of interest (whether in writing or otherwise) relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, asset purchase, extraordinary dividend, business combination or similar transaction involving the Company or any of its Subsidiaries or (b) direct or indirect acquisition (whether by tender offer, share purchase, share exchange or other manner) by any Person or group (as defined under Section 13 of the Exchange Act), or any proposal, offer, inquiry or indication of interest with respect to any such direct or indirect acquisition, which, in each case of (a) or (b), if consummated would result in any Person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, twenty percent (20%) or more (i) measured by either voting power or value, of the equity securities of the Company or any of its Subsidiaries (or any class thereof) or (ii) of the consolidated total assets (including equity securities of its Subsidiaries) of the Company and its Subsidiaries (taken as a whole), in each case, other than the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise).

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, term sheet, acquisition agreement, merger agreement, arrangement agreement, option agreement, joint venture agreement, partnership agreement, share purchase agreement, asset purchase agreement, share exchange agreement or other similar agreement (other than a Permitted Confidentiality Agreement) providing for any Acquisition Proposal.

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act and all other U.S. or non-U.S. antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Date” means December 31, 2015.

“Audit Committee” means the audit committee of the Company Board.

“Bankruptcy and Equity Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“Book-Entry Share” means each book-entry account formerly representing any non-certificated Eligible Shares.

“Business Day” means any day ending at 11:59 p.m. (New York time) other than a Saturday or Sunday or a day on which (a) banks in New York, New York, Troy, Michigan or Paris, France are required or authorized by Law to close or (b) solely for purposes of determining the Closing Date, the Michigan LARA is required or authorized by Law to close.

“Bylaws” has the meaning set forth in Section 3.2.

“Certificate” means each certificate formerly representing any of the Eligible Shares.

“Certificate of Merger” means a certificate of merger relating to the Merger.

“CFIUS” means the Committee on Foreign Investment in the United States or any successor entity.

“CFIUS Approval” will be deemed to have been obtained if: (a) CFIUS has concluded that none of the transactions contemplated by this Agreement is a “covered transaction” subject to review under the DPA; (b) CFIUS has issued a written notice that it has completed a review or investigation of the notification voluntarily provided pursuant to the DPA with respect to the transactions contemplated by this Agreement and has concluded all action under the DPA; or (c) CFIUS has sent a report to the President of the United States requesting the President’s decision and (i) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement or (ii) the President has not taken any formal written action within 15 days after the date on which the President received such report from CFIUS.

“Change of Recommendation” means any of the actions set forth in clauses (A) through (C) of Section 7.2(d)(i).

“Charter” has the meaning set forth in Section 3.1.

“Chosen Courts” means the Court of Chancery of the State of Delaware or, if such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided, that if subject matter jurisdiction over the matter that is the subject of the Proceeding is vested exclusively in the U.S. federal courts, such Proceeding shall be heard in the U.S. District Court for the District of Delaware.

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” means such date on which the Closing actually occurs.

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning set forth in the Preamble.

“Company Approvals” has the meaning set forth in Section 5.4(b).

“Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, Contract or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which the Company or any of its Subsidiaries has any direct or indirect present or future liability, including ERISA Plans, employment, consulting, retirement, severance, termination or “change of control” agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Company Board” means the board of directors of the Company.

“Company Compensation Committee” means the compensation committee of the Company Board.

“Company Disclosure Letter” has the meaning set forth in ARTICLE V.

“Company Employee” means any current or former employee (whether full- or part-time), including any officer, director or independent contractor (who is a natural person) of the Company or any of its Subsidiaries.

“Company Equity Payments” has the meaning set forth in Section 4.3(b).

“Company ERISA Affiliate” means any trade or business (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Company Material Contract” means any Filed Company Contract or Disclosed Contract.

“Company Open Source Code” means each item of Open Source Code that is incorporated, embodied, included or embedded in, or linked with, any product or service of the Company or any of its Subsidiaries or that is distributed or made available by the Company or any of its Subsidiaries.

“Company Owned Intellectual Property Rights” has the meaning set forth in Section 5.17(a).

“Company Owned Software” means Software owned or Purported to be Owned by the Company or any of its Subsidiaries.

“Company Preferred Stock” means the shares of preferred stock of the Company.

“Company Recommendation” has the meaning set forth in Section 5.3(b).

“Company Registered Intellectual Property Rights” has the meaning set forth in Section 5.17(b).

“Company Reports” means the reports, forms, statements, certifications and documents required to be filed with or furnished by the Company to the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date, and publicly filed or furnished, including publicly filed or furnished notes, exhibits and schedules thereto and all other information incorporated by reference and any amendments and supplements thereto and those forms, statements, certifications, reports and documents publicly filed with or furnished to the SEC by the Company subsequent to the date of this Agreement, including publicly filed or furnished notes, exhibits and schedules thereto and all other information incorporated by reference and any amendments and supplements thereto.

“Company RSU” means any outstanding restricted stock unit granted under the Stock Plans.

“Company Shareholders Meeting” means the meeting of shareholders of the Company to be held in connection with the Merger, including any postponement or adjournment thereof.

“Company Termination Fee” has the meaning set forth in Section 9.5(b).

“Confidentiality Agreement” means that certain letter agreement, dated as of May 3, 2018, by and between the Company and Atos International SAS (together with any amendments, modifications or addendums thereto).

“Continuing Employees” means the employees of the Company and its Subsidiaries at the Effective Time who continue to remain employed with the Company or its Subsidiaries.

“Contract” means any legally binding contract, agreement, lease, license, note, bond, mortgage, indenture, arrangement or other obligation (whether written or oral), other than a Company Benefit Plan.

“Credit Agreement” means the Credit Agreement, dated September 12, 2016, between the Company and Bank of America, N.A., as administrative agent, L/C issuer and swingline lender, the lenders party thereto and Merrill, Lynch, Pierce Fenner & Smith Incorporated, as sole lead arrange and sole bookrunner, as amended.

“Credit Agreement Payoff Amount” has the meaning set forth in Section 7.12.

“D&O Insurance” has the meaning set forth in Section 7.10(b).

“DDTC” means the Directorate of Defense Trade Controls in the United States Department of State.

“DDTC Notice” has the meaning set forth in Section 7.5(b)(ii)(C).

“Disclosed Contract” has the meaning set forth in Section 5.11(b).

“DPA” means Section 721 of the Defense Production Act of 1950.

“Effective Time” means the date and time when the Certificate of Merger has been duly filed with and accepted by the Michigan LARA or at such later date and time as may be agreed by the Parties in writing and specified in the Certificate of Merger.

“Eligible Shares” means each Share issued and outstanding immediately prior to the Effective Time other than the Excluded Shares.

“Encumber” has the meaning set forth in the definition of “Encumbrance.”

“Encumbrance” means any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right, ownership interest of other Persons, claim, prior assignment, other rights and interests of record or otherwise, or any other encumbrance of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same), excluding, in all cases, transfer or assignment restrictions of general applicability, including as may be provided under the Securities Act and the “blue sky” laws of the various states of the United States (and any action of correlative meaning, to “Encumber”).

“Environmental Law” means any Law, enacted and in effect on or prior to the Effective Time, concerning: (a) the protection of the environment, natural resources or human health and safety as it relates to any Hazardous Substance; or (b) the handling, use, storage, treatment, transportation, disposal, release or threatened release of or exposure to any Hazardous Substance, but excluding, for the avoidance of doubt, any Law specifically concerning products liability.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Plans” means “employee benefit plans” within the meaning of Section 3(3) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Fund” has the meaning set forth in Section 4.2(a)(i).

“Excluded Shares” means, collectively, the Shares owned by Parent, Merger Sub or the Company, and in each case not held on behalf of third parties.

“Export and Sanctions Regulations” means all applicable sanctions and export control Laws in jurisdictions in which the Company or any of its Subsidiaries do business or are otherwise subject to jurisdiction, including the U.S. International Traffic in Arms Regulations,

the Export Administration Regulations, U.S. sanctions Laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), including OFAC’s Specially Designated Nationals List, and economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by the United Nations Security Council, the European Union, or her Majesty’s Treasury of the United Kingdom.

“Facilities Agreement” means the facilities agreement, dated on or about the date hereof, among Parent, BNP Paribas, as agent, and the arrangers and Lenders party thereto.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“Filed Company Contract” has the meaning set forth in Section 5.11(a).

“Financing” has the meaning set forth in Section 7.17.

“GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case, as applicable, as of the time of the relevant financial statements referred to herein, consistently applied.

“Governmental Authorization” shall mean any permit, license, certification, franchise, approval, consent, permission, variance, clearance, registration, qualification, exemption or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity pursuant to any Law.

“Governmental Entity” means any U.S., non-U.S., or supranational governmental (including public international organizations), quasi-governmental, regulatory or “self-regulatory organization” (as defined in Section 3(a)(26) of the Exchange Act), agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case of competent jurisdiction.

“Hazardous Substance” means any substance, material or waste that is listed, designated, classified or otherwise regulated as hazardous, radioactive or toxic or a pollutant or a contaminant or words of similar meaning or regulatory effect under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (a) for borrowed money, whether current or funded, fixed or contingent, secured or unsecured (including deposits or advances of any kind to such Person), (b) evidenced by bonds, debentures, notes, mortgages or similar instruments or debt securities, (c) for capitalized leases (as determined in accordance with GAAP) with respect to which such Person is the lessee or to pay the deferred and unpaid purchase price of property, equipment, goods or services (excluding trade payables or accruals incurred in the Ordinary

Course of Business), (d) pursuant to securitization or factoring programs or arrangements, (e) net cash payment obligations of such Person under swaps, options, forward sales contracts, derivatives and other hedging, cap, collar or futures Contracts, financial instruments or arrangements that will be payable upon termination thereof (assuming termination on the date of determination), (f) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person or (g) pursuant to direct or indirect guarantees and arrangements having the economic effect of a guarantee (other than a clearing house guarantee) of any obligation or undertaking of any other Person contemplated by the foregoing clauses (a) through (f) of this definition (other than solely between or among any of Parent and its Wholly Owned Subsidiaries or solely between or among the Company and its Wholly Owned Subsidiaries), in each case including all principal, interest, penalties, fees, “make-whole” amounts, damages, reimbursements, costs of unwinding and other payments or liabilities due with respect thereto; provided, however, that “Indebtedness” shall not include: (i) obligations under letters of credit used as security for leases; (ii) extensions of credit, in an amount not in excess of $3 million in the aggregate at any given time, required by Governmental Entities from time to time in order for the Company and its Subsidiaries to participate in governmental programs in the Ordinary Course of Business; (iii) liabilities under performance bonds other than amounts then due and owing and not being contested in good faith by appropriate proceedings; (iv) any redemption premium, prepayment penalty or similar payment with respect to capitalized leases included in clause (c) of this definition to the extent the execution and delivery of this Agreement or the Closing will not trigger a default under such leases and such leases either are not required by their terms to be repaid (in full or in part) at the Closing or do not require the lessor to offer to make a repayment as a result of the Closing; or (v) intercompany indebtedness, obligations or liabilities solely between or among the Company and any of its Wholly Owned Subsidiaries.

“Indemnified Parties” means, collectively, each present and former (determined as of the Effective Time) director or officer of the Company or any of its Subsidiaries, in each case, when acting in such capacity or in serving as a director, officer, member, trustee or fiduciary of another entity or enterprise, including a Company Benefit Plan, at the request or benefit of the Company or any of its Subsidiaries, together with such individual’s respective heirs, executors or administrators.

“Initial Notice” has the meaning set forth in Section 7.2(d)(ii).

“Insurance Policies” means any fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies, including any reinsurance policies and self-insurance programs and arrangements as well as any fidelity bonds covering the assets, business, equipment, properties, operations, directors, officers and employees of the Company and its Subsidiaries.

“Intellectual Property Rights” means each of the following items and all corresponding rights, anywhere in the world, in or to such items: (a) Trademarks; (b) patents, patent applications, rights of priority, issuances, registrations and invention disclosures, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations; (c)

inventions (whether patentable or not and whether reduced to practice or not); (d) Trade Secrets and proprietary know-how; (e) works of authorship (including Software), copyrights, exclusive exploitation rights, and moral rights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (f) Internet domain names, URLs, and websites; (g) proprietary rights in or to data and databases; and (h) all other rights identified in applicable jurisdictions as intellectual property or proprietary rights.

“Intervening Event” means an event, change, development, circumstance, fact or effect that (a) occurs or arises after the date of this Agreement, (b) was not known by nor reasonably foreseeable to the Company Board as of the date of this Agreement and (c) becomes known to or reasonably foreseeable by the Company Board after the execution of this Agreement and prior to the time of the Requisite Company Vote is obtained; provided, that in no event shall (i) the receipt, existence, or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, (ii) changes in the market price or trading volume of the Shares, except that any event, change, development, circumstance, fact or effect (not otherwise excluded under this definition) underlying such changes may be taken into account in determining whether an Intervening Event has occurred, (iii) the Company meeting, failing to meet or exceeding published or unpublished revenue or earnings projections, except that any event, change, development, circumstance, fact or effect (not otherwise excluded under this definition) underlying such occurrence may be taken into account in determining whether an Intervening Event has occurred or (iv) any event, change, development, circumstance, fact or effect relating to Parent, Merger Sub or any of their respective Affiliates, in each case, constitute or be deemed to be an Intervening Event.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means technology devices, computers, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment and systems, and all associated documentation, in each case, that are owned or controlled by the Company or its respective Subsidiaries and used in their respective businesses.

“ITAR” means 22 C.F.R. parts 120 to 130.

“Knowledge” or any similar phrase means (a) with respect to the Company, the knowledge of the individuals set forth in Section 1.1 of the Company Disclosure Letter, in each case, following reasonable inquiry, provided that such “reasonable inquiry” as used in this definition shall not require such individuals to conduct (or have conducted) any Intellectual Property Rights searches or analyses (including clearance or prior art searches) or legal opinions (including freedom-to-operate opinions) and (b) with respect to Parent and Merger Sub, the knowledge of the individuals set forth in Section 1.1 of the Parent Disclosure Letter, in each case, following reasonable inquiry.

“Law” means any U.S. or non-U.S. federal, state, provincial, local, municipal or other law, statute, constitution, principle of common law, ordinance, code, standard, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity or any Order.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Leases” has the meaning set forth in Section 5.16(b).

“Lender Related Party” means the Lenders and the commitment parties (without limitation, each agent and arranger) that are parties to the Financing, together with their respective former and current Affiliates and the respective former, current and future directors, officers, employees, members, managers, controlling persons, agents, advisors, other Representatives and successors and assigns of each of the foregoing.

“Lenders” means each lender from time to time party to the Facilities Agreement.

“Material Adverse Effect” means any event, change, development, circumstance, fact or effect that, individually or taken together with any other events, changes, developments, circumstances, facts or effects, (i) is, or would reasonably be expected to be, materially adverse to the financial condition, properties, assets, liabilities (contingent or otherwise), business operations or results of operations of the Company and its Subsidiaries (taken as a whole) or (ii) would or would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Merger or to perform any of its material obligations under this Agreement without material delay; provided, however, that, in the case of clause (i) (and, solely with respect to subsection (h) below, in the cases of clauses (i) and (ii)), none of the following, either alone or in combination, shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(a) any event, change, development, circumstance, fact or effect in or with respect to the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in the geographic markets in which the Company or any of its Subsidiaries operates or its services are sold, including any event, change, development, circumstance or fact in or with respect to interest rates or exchange rates for currencies;

(b) any event, change, development, circumstance, fact or effect that is the result of factors generally affecting the industries in which the Company and its Subsidiaries operate in the geographic markets in which they operate or where their services are sold;

(c) any event, change, development, circumstance, fact or effect to the extent attributable to the entry into, announcement, pendency or performance of this Agreement and the transactions contemplated by this Agreement or arising from the identity of Parent;

(d) any event, change, modification, development or proposed change or modification in GAAP or in any Law, including the repeal thereof, after the date of this Agreement;

(e) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing; provided, that any event, change, development, circumstance, fact or effect (not otherwise excluded under this definition) underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur;

(f) any event, change, development, circumstance, fact or effect resulting from acts of war (whether or not declared), civil disobedience, sabotage, terrorism, military actions or the escalation of any of the foregoing, whether perpetrated or encouraged by a state or non-state actor or actors, including cyberattacks, any natural disaster, any unusual outbreak of illness or other public health event, whether or not caused by any Person;

(g) any event, change, development, circumstance or fact in or with respect to the ownership of customers of the Company or its Subsidiaries or any direct or indirect result therefrom;

(h) any Transaction Litigation (but not any finally adjudicated breach of fiduciary duty or violation of Law itself);

(i) any actions required to be taken by the Company or any of its Subsidiaries pursuant to this Agreement or, with Parent’s prior written consent or at Parent’s written request, any actions permitted to be taken by the Company or any of its Subsidiaries pursuant to this Agreement;

(j) any action not taken at Parent’s written request;

(k) any action required under this Agreement or applicable Law to obtain any approval or authorization under Antitrust Law for the consummation of the transactions contemplated by this Agreement; or

(l) a decline in the market price of the Shares on the NASDAQ; provided, that any event, change, development or effect (not otherwise excluded under this definition) underlying such decline in market price may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur; provided, further, that with respect to clauses (a), (b), (d) and (f) of this definition, such events, changes, developments, circumstances, facts or effects (as the case may be) shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent they disproportionately affect the Company and its Subsidiaries (taken as a whole) relative to other companies operating in the geographic markets in which the Company or any of its Subsidiaries operates or its services are sold.

“Material Customer” has the meaning set forth in Section 5.11(b)(xi).

“MBCA” means the Michigan Business Corporation Act.

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Michigan LARA” means the Department of Licensing and Regulatory Affairs of the State of Michigan.

“Multiemployer Plans” means “multiemployer plans” as defined by Section 3(37) of ERISA.

“NASDAQ” means the Nasdaq Global Select Market.

“Non-U.S. Company Benefit Plan” means a Company Benefit Plan that is maintained primarily for the benefit of Company Employees outside of the United States.

“OFAC” has the meaning set forth in the definition of “Export and Sanctions Regulations.”

“Open Source Code” means any Software that is distributed or made available under “open source” or “free software” or “copyleft” terms, including any Software distributed or made available under the AGPL, GPL, LGPL, Mozilla Public License, Apache License, Common Public License, BSD license, Sleepycat License, or any license licensed at www.opensource.org.

“Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, stipulation, ruling, determination, decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity. For the avoidance of doubt, an Order shall include a decision to suspend or prohibit the transactions contemplated by this Agreement by the President of the United States pursuant to the DPA.

“Ordinary Course of Business” means, with respect to any Person, the conduct by a Person of the relevant business in accordance with such Person’s normal day-to-day customs, practices and procedures consistent with past practice.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as the case may be, and bylaws or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (d) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Original Date” has the meaning set forth in Section 7.3(a).

“Other Anti-Bribery Laws” means, other than the FCPA, all anti-bribery, anti-corruption, anti-money-laundering and similar applicable Laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated and in which any authorized agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries.

“Outside Date” has the meaning set forth in Section 9.2(a).

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries.

“Parent” has the meaning set forth in the Preamble.

“Parent Approvals” has the meaning set forth in Section 6.4(a).

“Parent Benefit Plan” means “employee benefit plans” within the meaning of Section 3(3) of ERISA which are sponsored or maintained by, or required to be contributed to by Parent.

“Parent Board” means the board of directors of Parent.

“Parent Disclosure Letter” has the meaning set forth in ARTICLE VI.

“Parties” and “Party” have the meanings set forth in the Preamble.

“Paying Agent” has the meaning set forth in Section 4.2(a)(i).

“Paying Agent Agreement” has the meaning set forth in Section 4.2(a)(ii).

“Per Share Merger Consideration” means $41.00 in cash, without interest.

“Permitted Confidentiality Agreement” has the meaning set forth in Section 7.2(b)(i).

“Permitted Encumbrances” means: (a) Encumbrances for current Taxes or other governmental charges not yet due and payable, or Encumbrances for Taxes that the taxpayer is contesting in good faith by appropriate proceedings; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like common law or statutory Encumbrances arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of Company or any of its Subsidiaries, or the validity or amount of which is being contested in good faith by appropriate proceedings; (c) licenses, covenants not to sue and similar rights to use Intellectual Property Rights; (d) zoning, entitlement, building and other land use regulations imposed by any Governmental Entity having jurisdiction over the Owned Real Property or the Leased Real Property which are not violated by the current use and operation of the Owned Real Property and the Leased Real Property; (e) other Encumbrances that do not, and would not reasonably be likely to, individually or in the aggregate, materially impair the continued use, operation, marketability or value of the specific parcel of Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as currently conducted; and (f) any Permitted Lien as such term is defined in the Credit Agreement.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means, in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by applicable Law, or by the Company or its Subsidiaries in any of their privacy policies or privacy notices, any information that identifies or could reasonably be used to identify an individual person as well as any information maintained in association with such information where such information would be considered personal information under applicable Law. Personal Information may relate to any individual, including a current, prospective, or former customer, end-user or employee of any Person, and may include information in any form or media, whether paper, electronic, or otherwise.

“Privacy Laws” means any and all applicable Laws, legal requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) governing the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including, as applicable, the Federal Trade Commission Act, Payment Card Industry Data Security Standard (PCI-DSS), Health Insurance Portability and Accountability Act (HIPAA), Health Information Technology for Economic and Clinical Health Act (HITECH), Genetic Information Nondiscrimination Act (GINA), Controlling the Assault of Non-Solicited Pornography and Marketing (CAN-SPAM) Act, EU-U.S. Privacy Shield, Swiss-U.S. Privacy Shield, General Data Protection Regulation, Regulation 2016/679/EU on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (GDPR), California’s Shine the Light Law and similar Laws in other jurisdictions, state Laws concerning privacy policies and any and all applicable Laws requiring notification in connection with loss, theft, misuse or unauthorized access, use, modification or disclosure of Personal Information.

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation, review, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Proxy Statement” has the meaning set forth in Section 7.5(a)(i).

An asset is “Purported to be Owned” by the Company or its Subsidiary if the Company or the Subsidiary, as applicable, has made any claim of an ownership interest that is reflected in the books and records of the Company or any of its Subsidiaries as an acquisition cost from payment to a third party, as a cost from payment to an employee of the Company or any of its Subsidiaries, or as an asset on the balance sheet of the Company or any of its Subsidiaries.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity.

“Representative” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), consultant, investment banker, financial advisor, legal counsel, attorneys-in-fact, accountant or other authorized advisor or agent of such person, in each case acting in their capacity as such.

“Required Payment” has the meaning set forth in Section 6.7.

“Requisite Company Vote” means the approval of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at the Company Shareholders Meeting.

“Requisite Regulatory Approvals” has the meaning set forth in Section 8.1(b).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 782 Exemption Resolution” has the meaning set forth in Section 5.19(a).

“Securities Act” means the Securities Act of 1933.

“Share” means any share of the Company’s common stock, no par value per share.

“Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating thereto.

“Stock Plans” means, collectively, the Company Amended and Restated Stock Option and Incentive Plan and the Company 2016 Incentive Plan.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other individuals performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal that would result in a Person or group (as defined under Section 13 of the Exchange Act), other than Parent or any of its Subsidiaries or controlled Affiliates, becoming the beneficial owner of, directly or indirectly, fifty percent (50%) or more (a) measured by either total voting power or value, of the equity securities of the Company and its Subsidiaries (or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity) or (b) of the consolidated total assets (including equity securities of its Subsidiaries) of the Company and its Subsidiaries (taken as a whole), in each case of (a) and (b), that the Company Board has determined in good faith (after consultation with its financial advisors and outside legal counsel), taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and other aspects of such Acquisition Proposal that the Company Board considers in good faith to be appropriate (including the conditionality and likelihood of consummation of such proposal), (i) to be reasonably likely to be consummated in accordance with its terms and (ii) would result in a transaction more favorable to the Company’s shareholders (solely in their capacities as such) from a financial point of view than the transactions contemplated by this Agreement (after taking into account any revisions to the terms of this Agreement proposed by Parent pursuant to Section 7.2(d)(ii)); provided, that such Acquisition Proposal did not result from a breach of Section 7.2.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Tail Period” means the six (6) years from and after the Effective Time.

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation.

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, estimates, information returns and other documents and attachments thereto) relating to Taxes or the administration of any Laws relating to Taxes, including any amendment thereof, filed or supplied or required to be filed or supplied to any Taxing Authority.

“Taxes” means (a) federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all income, profits, inventory, franchise, transfer, net income, gross receipts, capital, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, social security, unemployment, disability, use, property, withholding, excise, estimated taxes, production, value added, ad valorem, occupancy and other taxes, duties or assessments of any nature whatsoever, (b) all interest, penalties, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (a), and (c) all liabilities in respect of any items described in clauses (a) or (b) payable by reason of Contract, assumption, transferee or successor liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any similar provision of Law) or otherwise.

“Taxing Authority” means any Governmental Entity having competent jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Trade Secrets” means a “Trade Secret” as such term is defined in the Uniform Trade Secrets Act.

“Trademarks” means, collectively, trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same.

“Transaction Litigation” has the meaning set forth in Section 7.15.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges.

“U.S. Company Benefit Plan” means each Company Benefit Plan (including any related trusts), other than Multiemployer Plans and Non-U.S. Company Benefit Plan.

“Voting Agreement” has the meaning set forth in the Recitals.

“Wholly Owned Subsidiary” means, with respect to any Person, any other Person of which all of the equity or ownership interests of such other Person are directly or indirectly owned or controlled by such first Person.

1.2. Interpretation and Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

(b) All Preamble, Recital, Article, Section, Subsection, Company Disclosure Letter, Parent Disclosure Letter and Exhibit references used in this Agreement are to the preamble, recitals, articles, sections, subsections, schedules and exhibits to this Agreement unless otherwise specified herein.

(c) Unless the context expressly otherwise requires, for purposes of this Agreement:

(i) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb);

(ii) the terms defined in the singular have a comparable meaning when used in the plural and vice versa;

(iii) words importing the masculine gender shall include the feminine and neutral genders and vice versa;

(iv) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”;

(v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement;

(vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”;

(vii) all accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP; and

(viii) references in this Agreement to the “United States” or abbreviations thereof mean the United States of America and its territories and possessions.

(d) Except as otherwise specifically provided herein or the context expressly otherwise requires, the term “dollars” and the symbol “$” mean United States Dollars and all amounts in this Agreement shall be paid in United States Dollars, and in the event any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than United States Dollars, the United States Dollar equivalent for such costs, fees and expenses shall be determined by converting such other currency to United States Dollars at the foreign exchange rates published in the Wall Street Journal or, if not reported thereby, another authoritative source reasonably determined by the Company, in effect at the time such amount, cost, fee or expense is incurred, and in the event the resulting conversion yields a number that extends beyond two (2) decimal points, rounded to the nearest penny.

(e) Except as otherwise specifically provided herein, to the extent this Agreement refers to information or documents having been “made available” (or words of similar import) by or on behalf of one or more Parties to another Party or Parties, such obligation shall be deemed satisfied if (i) such one or more Parties or Representatives thereof made such information or document available (or delivered or provided such information or document) at or prior to 3:00 p.m. (New York time) in any virtual datarooms established by or on behalf of the Company in connection with the transactions contemplated by this Agreement or otherwise to such other Party or Parties or its or their Representatives or (ii) such information or document is publicly available at least one (1) Business Day prior to the date of this Agreement in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC and not subject to any redactions or omissions.

(f) Except as otherwise specifically provided herein, when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to a number of days shall refer to calendar days unless Business Days are specified.

(g) Except as otherwise specifically provided herein, (i) all references to any statute in this Agreement include the rules and regulations promulgated thereunder, and unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith and (ii) all references to any Law in this Agreement shall be a reference to such Law as amended, re-enacted, consolidated or replaced as of the date of this Agreement.

(h) Except as otherwise specifically provided herein, (i) all references in this Agreement to any Contract, other agreement, document or instrument (excluding this Agreement) mean such Contract, other agreement, document or instrument as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached or incorporated thereto and (ii) all references to this Agreement mean this Agreement (taking into account the provisions of Section 10.11(a)) as amended, supplemented or otherwise modified from time to time in accordance with Section 10.5.

(i) Inclusion of any matter or information in a Company Disclosure Letter or a Parent Disclosure Letter shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is required to be disclosed under this Agreement, is “material” or that, individually or in the aggregate, has had or would reasonably be expected to result in a Material Adverse Effect.

(j) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

The Merger; Closing; Effective Time

2.1. The Merger. Subject to the terms and conditions of this Agreement and the applicable provisions of the MBCA, (a) at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease as provided in the MBCA, (b) the Company shall be the surviving corporation in the Merger (sometimes referred to as the “Surviving Corporation”) and, from and after the Effective Time, shall be a Wholly Owned Subsidiary of Parent and the separate corporate existence of the Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger as provided in the MBCA and (c) the Merger shall have such other effects as provided in the MBCA, in each case, except as expressly set forth in this Agreement.

2.2. Closing. The Closing shall take place at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, at 9:00 a.m. (New York time) on the fifth (5th) Business Day following the satisfaction or waiver of the conditions set forth in ARTICLE VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or at such other date, time and place (or by means of remote communication) as the Company and Parent may agree in writing; provided, that in no event shall the Closing occur prior to the sixtieth (60th) day following submission by the Company of the DDTC Notice.

2.3. Effective Time. As promptly as practicable following the Closing, but on the Closing Date, the Parties shall cause the certificate of Merger to be executed and filed with the Michigan LARA as provided in Section 707 of the MBCA and the Parties shall make all other filings or recordings required under the MBCA in connection with the Merger. The Merger shall become effective at the Effective Time.

ARTICLE III

Articles of Incorporation and Bylaws; Directors and Officers of the Surviving Corporation

3.1. The Articles of Incorporation of the Surviving Corporation. At the Effective Time the articles of incorporation of the Surviving Corporation (the “Charter”) shall be amended and restated in its entirety to read substantially in the form as set forth in Exhibit A until thereafter duly amended, restated or amended and restated as provided therein or by applicable Law, in each case consistent with the obligations set forth in Section 7.10.

3.2. The Bylaws of the Surviving Corporation. The Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”) until thereafter amended, restated or amended and restated as provided therein, the Charter or by applicable Law, in each case consistent with the obligations set forth in Section 7.10.

3.3. Directors of the Surviving Corporation. The Parties shall take all actions necessary so that the board of directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the Charter, the Bylaws and applicable Law.

3.4. Officers of the Surviving Corporation. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the Charter, the Bylaws and applicable Law.

ARTICLE IV

Effect of the Merger on Capital Stock; Exchange of Certificates

4.1. Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any capital stock of the Company or on the part of the sole shareholder of Merger Sub:

(a) Merger Consideration. Except as provided in Section 4.1(c), each Eligible Share shall be converted into the right to receive the Per Share Merger Consideration, and shall cease to be outstanding, shall be cancelled and shall cease to exist, and each Certificate and each Book-Entry Share shall thereafter only represent the right to receive the Per Share Merger Consideration, payable pursuant to Section 4.2.

(b) Treatment of Excluded Shares. Each Excluded Share shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(c) Each Share held by any direct or indirect Wholly Owned Subsidiary of Parent (other than Merger Sub) or Wholly Owned Subsidiary of the Company immediately prior to the Effective Time shall be converted into such number of shares of common stock of the Surviving Corporation so as to preserve its relative ownership percentage in the Company.

(d) Merger Sub. Each share of common stock, no par value per share, of Merger Sub, issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, no par value per share, of the Surviving Corporation.

4.2. Exchange of Certificates and Delivery of Merger Consideration.

(a) Deposit of Merger Consideration and Paying Agent.

(i) At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with a paying agent selected by Parent prior to the Effective Time after reasonable consultation with the Company (the “Paying Agent”), an amount in cash in immediately available funds sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments in respect of the Eligible Shares pursuant to Section 4.2(b) and the Company Equity Payments to be paid by the Paying Agent pursuant to Section 4.3(b) (such cash, the “Exchange Fund”).

(ii) The agreement pursuant to which Parent appoints the Paying Agent (the “Paying Agent Agreement”), shall be in form and substance reasonably acceptable to the Company (such acceptance not to be unreasonably conditioned, withheld or delayed). Pursuant to the Paying Agent Agreement, among other things, the Paying Agent shall (A) act as the paying agent for the payment and delivery of the aggregate Per Share Merger Consideration pursuant to the terms of this Agreement and (B) invest the Exchange Fund, if and as directed by Parent (it being understood that the Paying Agent shall not obtain any rights or interests in the Shares received or held by the Paying Agent for purposes of acting under the Paying Agent Agreement); provided, however, that any investment shall be in obligations of or guaranteed as to principal and interest by the U.S. government in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services, LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payment and delivery of the aggregate Per Share Merger Consideration as contemplated by Section 4.1(a) and the Company Equity Payments to be paid by the Paying Agent pursuant to Section 4.3(b), Parent shall promptly replace or restore or cause the replacement or restoration of the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment (if any) shall become a part of the Exchange Fund, and any amounts (if any) in excess of the amounts payable pursuant to Section 4.2(b) and Section 4.3(b) shall be promptly returned to Parent or the Surviving Corporation, as determined by Parent in accordance with the terms and conditions of the Paying Agent Agreement.

(b) Procedures for Surrender.

(i) As promptly as practicable after the Effective Time (but in any event within three (3) Business Days thereafter), Parent shall cause the Paying Agent to mail or otherwise provide each holder of record of Eligible Shares that are (A) Certificates or (B) Book-Entry Shares notice advising such holders of the effectiveness of the Merger, which notice shall include (1) appropriate transmittal materials (including a customary letter of transmittal) specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Shares shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) or the surrender of such Book-Entry Shares to the Paying Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other reasonable evidence, if any, of such surrender as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), as applicable, such materials to be in such form and have such other provisions as Parent and the Company may reasonably agree and (2) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) or such Book-Entry Shares to the Paying Agent in exchange for the portion of the aggregate Per Share Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to Section 4.1(a).

(ii) Upon surrender to the Paying Agent of Eligible Shares that (A) are Certificates, by physical surrender of such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)), together with the letter of transmittal, duly completed and validly executed, and such other documents as may be reasonably required by the Paying Agent in accordance with the terms of the materials and instructions provided by the Paying Agent and (B) are Book-Entry Shares, by book-receipt of an “agent’s message” by the Paying Agent in connection with the surrender of Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares, as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), in each case of the foregoing clauses (A) and (B) of this Section 4.2(b)(ii), pursuant to such materials and instructions as contemplated by Section 4.2(b)(i), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver, out of the Exchange Fund, as promptly as practicable to such holders, an amount in cash in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(f)) equal to the product obtained by multiplying (1) the number of Eligible Shares represented by such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) or such Book-Entry Shares by (2) the Per Share Merger Consideration.

(iii) For the avoidance of doubt, no interest will be paid or accrued for the benefit of any holder of Eligible Shares on any amount payable upon the surrender of any Eligible Shares.

(iv) In the event of a transfer of ownership of any Certificate that is not registered in the stock transfer books or ledger of the Company or if the consideration payable is to be paid in a name other than that in which the Certificate or Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, a check for any cash to be exchanged upon due surrender of any such Certificate or Certificates may be issued to such a transferee if the Certificate or Certificates is or are properly endorsed and otherwise in proper form for surrender and presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable Transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Paying Agent. Payment of the applicable portion of the aggregate Per Share Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books or ledger of the Company.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books or ledger of the Company of the Eligible Shares. If, after the Effective Time, any Certificate or acceptable evidence of a Book-Entry Share formerly representing any Eligible Shares is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this ARTICLE IV.

(d) Termination of Exchange Fund.

(i) Any portion of the Exchange Fund (including the proceeds of any investments thereof (if any)) that remains unclaimed by the holders of Eligible Shares for one year from and after the Closing Date shall be delivered to Parent or the Surviving Corporation, as determined by Parent. Any holder of Eligible Shares who has not theretofore complied with the procedures, materials and instructions contemplated by this Section 4.2 and any holder of Company RSUs who has not received the applicable Company Equity Payment to be paid by the Paying Agent pursuant to Section 4.3(b) shall thereafter look only to the Surviving Corporation as a general creditor thereof for such payments (after giving effect to any required Tax withholdings as provided in Section 4.2(f) and Section 4.3(a), as applicable) in respect thereof.

(ii) Notwithstanding anything to the contrary set forth in this ARTICLE IV, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares or Company RSUs for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent shall, in exchange for such Certificate, issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(f)) equal to the product obtained by multiplying (i) the number of Eligible Shares represented by such lost, stolen or destroyed Certificate by (ii) the Per Share Merger Consideration.

(f) Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent (and any of their Affiliates) shall be entitled to (i) deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares or Company RSUs such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable Tax Law, provided that, except as may be required by reason of a change in Law following the date of this Agreement, no such deduction or withholding on the payment of the Per Share Merger Consideration shall be made under the Indian Income Tax Act, 1961, and (ii) request any necessary Tax forms, including Form W-9 or the appropriate series of Form W-8, as applicable, or any similar information, from any Person to whom a payment is required to be made pursuant to this Agreement. To the extent that amounts are so withheld, such withheld amounts (x) shall be timely remitted to the applicable Governmental Entity and (y) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or Company RSUs in respect of which such deduction and withholding was made. The Parties hereby agree to cooperate to eliminate or reduce any such deduction or withholding.

4.3. Treatment of Equity Awards.

(a) Company RSUs. Except as set forth on Section 4.3(a) of the Company Disclosure Letter, at the Effective Time, (i) any vesting conditions applicable to each Company RSU shall, automatically and without any required action on the part of the holder thereof, accelerate in full and (ii) each Company RSU shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company RSU to receive, without interest, as promptly as practicable after the Effective Time (but in any event no later than five (5) Business Days after the Effective Time) an amount in cash equal to the product obtained by multiplying (A) the number of Shares subject to such Company RSU immediately prior to the Effective Time by (B) Per Share Merger Consideration, plus any accumulated and unpaid dividend equivalent amounts, less applicable Taxes required to be withheld with respect to such payment; provided, that with respect to any Company RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(b) Company Equity Payments. Parent shall pay or cause to be paid to the holders of the Company RSUs the amounts contemplated by Section 4.3(a) (the “Company Equity Payments”) through the payroll system of the Surviving Corporation; provided, however, that to the extent the holder of a Company RSU is not and was not at any time during the applicable vesting period a Company Employee, such amounts shall not be paid through the payroll system, but shall be paid by the Paying Agent pursuant to Section 4.2. Parent shall ensure that the Surviving Corporation shall have an amount in cash sufficient to pay all amounts required by the foregoing sentence.

(c) Company Actions. At or prior to the Effective Time, the Company, the Company Board and the Company Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of Company RSUs set forth in Section 4.3(a). Without limiting the foregoing, the Company shall take all actions necessary to ensure that the Company will not at the Effective Time be bound by any Company RSUs or any warrants or other rights or agreements (other than this Agreement) which would entitle any Person, other than Parent and its Subsidiaries, to own any capital stock of the Surviving Corporation. Prior to the Effective Time, the Company shall take all actions necessary to terminate the Stock Plans, such termination to be effective at or before the Effective Time.

4.4. Adjustments to Prevent Dilution. Notwithstanding anything to the contrary set forth in this Agreement, if, from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement pursuant to ARTICLE IX, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares shall have been changed into a different number of Shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Per Share Merger Consideration shall be equitably adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event, and such items, so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration; provided, however, that nothing in this Section 4.4 shall be construed to permit the Company or any other Person to take any action except to the extent consistent with, and not otherwise prohibited by, this terms of this Agreement.

ARTICLE V

Representations and Warranties of the Company

Except as set forth in the Company Reports filed with or furnished to the SEC on or after January 1, 2017 and publicly available at least two (2) Business Days prior to the date of this Agreement and made available to Parent (to the extent that the relevance of any such disclosure with respect to any section of this Agreement is reasonably apparent on its face), but excluding, in each case, any disclosures set forth or referenced in any risk factor, forward-looking statement or market risk section, or in any other section to the extent that such disclosure is forward-looking, cautionary, or predictive in nature, or in the corresponding sections of the confidential disclosure letter delivered to Parent by the Company prior to or concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub that:

5.1. Organization, Good Standing and Qualification.

(a) Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power to carry on its business as currently conducted. Each of the Company and its Subsidiaries is duly licensed or qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Each of the Company and its Subsidiaries has the full power and authority required to own, lease and operate the properties and assets it purports to own, lease and operate, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company has made available to Parent copies of the Company’s Organizational Documents, each as amended, restated or amended and restated prior to the date of this Agreement, and copies of its Subsidiaries’ Organizational Documents, each as amended, restated or amended and restated to the date of this Agreement, and each as made available to Parent is in full force and effect, and neither the Company nor any of its Subsidiaries is in violation of any material provision of such Organizational Documents.

(b) Section 5.1(b) of the Company Disclosure Letter lists all Subsidiaries of the Company together with (i) the jurisdiction of organization of each such Subsidiary, (ii) for each such Subsidiary that is not wholly owned (directly or indirectly) by the Company, the number of issued and outstanding shares of capital stock or share capital, the record owner(s) thereof and the number of issued and outstanding shares of capital stock or share capital beneficially owned by the Company and (iii) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than the Company or any Subsidiary. No Subsidiary of the Company owns any Shares.

5.2. Capital Structure.

(a) The authorized capital stock of the Company consists of 200,000,000 Shares, of which 82,968,320 Shares were outstanding as of the close of business on July 18, 2018, and 5,000,000 shares of Company Preferred Stock, none of which were outstanding as of the date of this Agreement. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and non-assessable. The Company has no Shares reserved for issuance, except that, as of July 18, 2018, there were 688,623 Shares reserved for issuance pursuant to the Company’s Stock Plans. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and owned by the Company or by a direct or indirect Wholly Owned Subsidiary of the Company, free and clear of any Encumbrance. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. Since January 1, 2018, the Company has not issued any shares of its capital stock, voting securities or equity interests other than pursuant to the outstanding Company RSUs.

(b) Section 5.2(b) of the Company Disclosure Letter sets forth a list of all outstanding Company RSUs as of the close of business on July 18, 2018, setting forth the number of Shares subject to each Company RSU and the holder, grant date, vesting schedule and exercise price with respect to each Company RSU, as applicable. Except as set forth in Section 5.2(a) or this Section 5.2(b), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, or giving any Person a right to subscribe for, purchase or acquire any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and non-assessable.

(c) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the holders of Shares on any matter.

(d) There are no voting agreements, voting trusts, stockholders agreements, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of, restricting the transfer of, or providing for registration rights with respect to, the Company or any of its Subsidiaries.

5.3. Corporate Authority; Approval and Fairness.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, subject only to obtaining the Requisite Company Vote. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Company Board, at a meeting duly called and held at which all of the directors of the Company Board were present in person or by telephone in compliance with the applicable provisions of the MBCA, duly adopted resolutions in which the Company Board: (i) unanimously (A) approved and adopted this Agreement (including the execution, delivery and performance thereof) and the transactions contemplated by this Agreement, (B) determined that this Agreement and the transactions contemplated by this Agreement are fair to, advisable and in the best interests of, the Company and the holders of Shares, other than Excluded Shares, and (C) resolved to recommend that the holders of Shares approve this Agreement (the “Company

Recommendation”); (ii) directed that this Agreement be submitted to the holders of Shares for their approval; and (iii) received the opinion of its financial advisor, Goldman Sachs & Co. LLC, to the effect that the Per Share Merger Consideration is fair from a financial point of view, as of the date of such opinion and subject to the factors, assumptions and limitations set forth therein, to the holders of Shares, other than Excluded Shares and any Shares held by an Affiliate of Parent, a copy of which opinion has been delivered to Parent solely for informational purposes (it being agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub). The Requisite Company Vote is the only approval of the Shares or any class or series of other securities of the Company necessary to approve or adopt this Agreement and the transactions contemplated hereby, including the Merger. No further corporate action is required by the Company Board in order for the Company to approve this Agreement or the transactions contemplated hereby, including the Merger.

5.4. Governmental Filings; No Violations; Certain Contracts.

(a) Other than the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act and other applicable Antitrust Laws, (ii) pursuant to the MBCA, (iii) with the SEC of a proxy statement relating to the Company Shareholders Meeting and other filings required in connection with the Merger under the Exchange Act, (iv) required to be made with the NASDAQ, (v) under the Takeover Statutes and state securities and “blue sky” Laws and (vi) set forth in Section 5.4(a)(vi) of the Company Disclosure Letter (collectively, the “Company Approvals”), as applicable, no expirations of waiting periods are required and no material filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by the Company with, nor are any required to be made or obtained by the Company with or from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated by this Agreement, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time.

(b) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the transactions contemplated by this Agreement will not, constitute or result in (i) a conflict, breach or violation of, or a default under, the Organizational Documents of the Company or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the loss of any benefit under, the creation or acceleration of any obligations under or the creation of an Encumbrance (other than a Permitted Encumbrance) on any of the rights or assets of the Company or any of its Subsidiaries pursuant to, or require that any consent be obtained with respect to, any Company Material Contract, (iii) assuming (solely with respect to performance of this Agreement and the consummation of the transactions contemplated by this Agreement) compliance with the matters referred to in Section 5.4(a), violate any Law to which the Company or any of its Subsidiaries is subject or (iv) any change in the rights or obligations of any party under any Company Material Contract, except, in the case of clauses (ii), (iii) or (iv) of this Section 5.4(b), as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

5.5. Compliance with Laws; Licenses.

(a) Compliance with Laws.

(i) The Company and its Subsidiaries are and, since the Applicable Date, have been, in compliance with all Laws applicable to the Company or any of its Subsidiaries, any of their properties or assets or any of their businesses or operations, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company and each of its Subsidiaries have all Governmental Authorizations necessary to conduct their respective businesses as presently conducted, except where the failure to have any such Governmental Authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since the Applicable Date, the Company has not received any written notice from any Governmental Entity regarding (A) any actual or possible violation of any Governmental Authorization, or any failure to comply in any respect with any term or requirement of any Governmental Authorization or (B) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization, in each case other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ. Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its controlled Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company.

(b) FCPA and Other Anti-Bribery Laws.

(i) The Company, its Subsidiaries, their respective directors and employees (including officers) and, to the Knowledge of the Company, agents and other Persons acting for or on behalf of the Company or its Subsidiaries are in compliance with and, for the past five (5) years, have complied with the FCPA and the Other Anti-Bribery Laws in all material respects.

(ii) For the past five (5) years, none of the Company, any of its Subsidiaries, any of their respective directors or employees (including officers) or, to the Knowledge of the Company, agents or other Persons acting for or on behalf of the Company or its Subsidiaries have paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any official or Representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity (including any official or employee of any entity directly or indirectly owned or controlled, in whole or in part, by any Governmental Entity or sovereign wealth fund) or any political party or candidate for political office for the purpose of influencing any act or decision of such official or of any Governmental Entity to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage or otherwise violated the FCPA or any of the Other Anti-Bribery Laws in any material respect.

(iii) The Company and its Subsidiaries have instituted policies and procedures reasonably designed to ensure compliance with the FCPA and the Other Anti-Bribery Laws and have maintained such policies and procedures in full force and effect.

(c) Export and Sanctions Regulations.

(i) The Company and each of its Subsidiaries are in compliance and, for the past five (5) years, have been in compliance with the Export and Sanctions Regulations except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company and its Subsidiaries (taken as a whole). For the past five (5) years, neither the Company nor any of its Subsidiaries has engaged in, and are not now engaging in, directly or indirectly, any dealings or transactions in any country or territory that (or, to the Knowledge of the Company, with any Person who) is or was the subject of sanctions at the time of the dealing or transaction.

(ii) Neither the Company nor any of its Subsidiaries is involved in any Proceeding relating to, or since the Applicable Date has received a written request for information from any Governmental Entity regarding, any Export and Sanctions Regulations, except in each case as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company and its Subsidiaries (taken as a whole). The Company and its Subsidiaries have instituted policies and procedures reasonably designed to ensure compliance with the Export and Sanctions Regulations and, since the Applicable Date, have maintained, and currently maintain, such policies and procedures in full force and effect.

(iii) Neither the Company nor any of its Subsidiaries nor any of their respective directors, officers or employees, nor, to the Knowledge of the Company, any agents, representatives or other such Persons authorized to act for or on behalf of the Company or any of its Subsidiaries, is, or is owned, 50% or more, directly or indirectly, by one or more Persons that are (1) the subject of any sanctions or (2) located, organized, or resident in a country or territory that is the subject of sanctions.

(d) Governmental Authorizations. (i) The Company and each of its Subsidiaries has obtained, holds and is in compliance with all Governmental Authorizations necessary to lawfully own, lease or otherwise hold and operate its properties and assets and to conduct their respective businesses and operations as currently conducted; (ii) to the Company’s Knowledge, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in any right of termination, amendment, cancellation, revocation, suspension or limitation of any Governmental Authorization; and (iii) since the Applicable Date, there have occurred no defaults (with or without notice or lapse of time or both) under, or violations of, Governmental Authorizations, except, in each of clauses (i), (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

5.6. Company Reports.

(a) The Company has filed with or furnished to the SEC, as applicable, on a timely basis, all Company Reports since the Applicable Date.

(b) Each of the Company Reports, at the time of its filing with or being furnished to the SEC, complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, including the rules and regulations promulgated thereunder. As of their respective dates (or, if amended or supplemented, as of the date of such amendment or supplement), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(c) The Company has made available to Parent true and complete copies of all comment letters from the staff of the SEC relating to the Company Reports and all written responses of the Company thereto issued or filed since the Applicable Date through the date of this Agreement.

(d) None of the Subsidiaries of the Company is subject to the reporting requirements of Section 13a or 15d of the Exchange Act.

5.7. Disclosure Controls and Procedures and Internal Control over Financial Reporting.

(a) The Company (with respect to itself and its consolidated Subsidiaries) has established and maintains disclosure controls and procedures required and as defined by Rule 13a-15 or 15d-15, as applicable, under the Exchange Act. The Company maintains internal control over financial reporting required and as defined by Rule 13a-15 or 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer, its principal financial officer or those individuals responsible for the preparation of the consolidated financial statements of the Company included in the Company Reports to allow timely decisions regarding required disclosure, and such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

(b) The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2017, and such assessment concluded that such system was effective. The Company’s independent registered public accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2017.

(c) The Company has disclosed, based on the most recent evaluation of its disclosure controls and procedures and internal control over financial reporting by its executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the Audit Committee, (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and Audit Committee any material weaknesses in internal control over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d) From the Applicable Date until the date of this Agreement, no material complaints or notifications from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company employees regarding questionable accounting or auditing matters, have been received by the Company.

(e) As of the date of this Agreement, to the Company’s Knowledge, none of the Company Reports is the subject of ongoing SEC review or outstanding SEC comment.

(f) As of the date of this Agreement, to the Knowledge of the Company, there are no pending SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of the Company. To the Knowledge of the Company, at no time since the Applicable Date through the date of this Agreement has there been any internal investigation of the Company or any of its Subsidiaries regarding revenue recognition or other accounting or auditing issues discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel or similar legal officer, the Company Board or any committee thereof.

5.8. Financial Statements; No Undisclosed Liabilities.

(a) Financial Statements. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports was prepared and fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will be prepared and will fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of comprehensive income, changes in shareholders’ equity (deficit) and cash flows included in, or incorporated by reference into, the Company Reports was prepared and fairly presents, or in the case of Company Reports filed after the date of this Agreement, will be prepared and will fairly present the consolidated results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.

(b) No Undisclosed Liabilities.

(i) Except for obligations and liabilities (i) reflected or reserved against in the Company’s most recent consolidated balance sheets included in or incorporated by reference into the Company Reports filed at least two (2) Business Days prior to the date of this Agreement, (ii) incurred in the Ordinary Course of Business since the date of such consolidated balance sheet, (iii) permitted or contemplated in connection with this Agreement or (iv) incurred in the Ordinary Course of Business pursuant to Contracts or Licenses binding on the Company or any of its Subsidiaries or pursuant to which their respective assets are bound (other than those resulting from a breach of such Contract or License), there are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed or any other facts or circumstances that would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, except as have not had, and would not, individually or in the aggregate, reasonably be expected to result in, a Material Adverse Effect.

(ii) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or any Company Reports.

5.9. Litigation.

(a) Section 5.9(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of each lawsuit that is pending (and for which the Company or its Subsidiaries has received service of process) or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. As of the date of this Agreement, there are no Proceedings material to the Company and its Subsidiaries (taken as a whole) pending (and for which the Company or its Subsidiaries has received service of process) or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(b) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

5.10. Absence of Certain Changes.

(a) Since December 31, 2017 and through the date of this Agreement, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business.

(b) Since December 31, 2017, there has not been any event, change, development, circumstance, fact or effect materially adverse to the financial condition, assets, liabilities (contingent or otherwise), business operations or results of operations of the Company and its Subsidiaries (taken as a whole) that, individually or in the aggregate, has resulted in, or would reasonably be expected to have, a Material Adverse Effect.

5.11. Company Material Contracts.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b) Section 5.11(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of each of the following Contracts in effect as of the date hereof and to which the Company or any of its Subsidiaries is a party or is otherwise bound (any Contract so disclosed or required to be so disclosed, a “Disclosed Contract”):

(i) any Contract (other than solely among Wholly Owned Subsidiaries of the Company) relating to Indebtedness for borrowed money or the deferred purchase price of property or to secure or guarantee any other obligation (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $20 million;

(ii) any Contract evidencing financial or commodity hedging or similar trading activities, including any interest rate or currency swaps or similar Contract to which the Company or any of its Subsidiaries is a party;

(iii) any Contract pursuant to which (A) the Company or any of its Subsidiaries grants or receives a license, covenant not to assert or similar right with respect to Intellectual Property Rights (other than commercially available licenses with respect to off-the-shelf software granted to the Company or its Subsidiaries) that are material to the operation of their respective businesses in exchange for payments to or from any third party in excess of $1 million during any twelve (12) month period or (B) any material Intellectual Property Rights are developed for or on behalf of the Company or any of its Subsidiaries that are incorporated into any material products or services of their respective businesses;

(iv) any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries owns more than a fifteen percent (15%) voting or economic interest, or any interest valued at more than $20 million without regard to percentage voting or economic interest, except for any such Contract solely between the Company and its Wholly Owned Subsidiaries or solely among the Company’s Wholly Owned Subsidiaries;

(v) any Contract relating to the acquisition or disposition of any business or any assets that constitute a business or business unit or division of any Person (whether by merger, sale of stock, sale of assets or otherwise) (A) that was entered into after the Applicable Date or which otherwise contain outstanding obligations on the part of the Company or any of its Subsidiaries with respect to indemnification (other than for customary fundamental matters) or restrictions on the Company’s or a Subsidiary’s business activities or (B) pursuant to which the Company or any of its Subsidiaries reasonably expects to be required to pay any earn-out, deferred or other contingent payments;

(vi) any Contract that contains a put, call, right of first refusal, right of first offer or similar right or obligation pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any assets constituting a business or equity interests of any Person reasonably expected to result in payments with a value in excess of $20 million in any twelve (12) month period;

(vii) any Contract that (A) purports to materially restrict the ability of the Company or any of its controlled Affiliates or, at or after the Effective Time, Parent or any of its controlled Affiliates from (1) engaging in any business or competing in any business with any Person or (2) operating its business in any manner or location, in each case, other than with respect to soliciting or hiring employees, (B) provides for the grant of “most favored nation” customer pricing or exclusive rights to any Material Customer or (C) would require the disposition of any material assets or line of business of the Company or its controlled Affiliates or acquisition of any material assets or line of business of any Person or, at or after the Effective Time, Parent or any of its controlled Affiliates;

(viii) any voting agreement, voting trust, stockholder agreement or registration rights agreement;

(ix) any collective bargaining agreement or Contract with any labor organization or works council;

(x) any Contract containing a mortgage, pledge, security agreement, deed of trust or similar Encumbrance (other than any Permitted Encumbrance) on any property or assets material to the Company and its Subsidiaries (taken as a whole);

(xi) any Contract providing for the Company’s or any of its Subsidiaries’ services to the Company’s twenty-five (25) largest customers as determined by revenues received from such Persons in the twelve (12) month period ended December 31, 2017 (each, a “Material Customer”);

(xii) any Contract that contains any provisions with respect to minimum purchase commitments of the Company or any of its Subsidiaries in excess of $3 million per year or in the next twelve (12) months, other than any Contract relating to facilities management, transportation, housekeeping and other similar services entered into in the Ordinary Course of Business;

(xiii) any Contract requiring any capital commitment or capital expenditures (including any series of related expenditures) or pursuant to which the Company or any of its Subsidiaries, individually or collectively, have any obligations (including with respect to the purchase or sale of materials, supplies, goods, equipment or other assets), in each case, in excess of $10 million per year or in the next twelve (12) months;

(xiv) any lease of personal property involving annual payments in excess of $1 million other than any lease entered into in the Ordinary Course of Business;

(xv) (A) any Contract with a Governmental Entity in the United States, and (B) any Contract with any prime contractor or subcontractor to a Governmental Entity in the United States that, to the Company’s Knowledge, (I) assumes, undertakes, or promises performance of any portion of such prime contractor’s or subcontractor’s obligations under one or more Contracts with a Governmental Entity in the United States, or (II) is necessary to the performance of any one or more such Contracts with a Governmental Entity in the United States;

(xvi) any Contract providing for any settlement of any Proceeding that (A) imposes material future limitations on the operation of the Company and its Subsidiaries or (B) involves (x) payments after December 31, 2017 in excess of $200,000 or (y) monitoring or reporting obligations to any other Person; and

(xvii) any Contract entered into with any director, officer or other Affiliate of the Company or any of its Subsidiaries, or any entity in which any such Person has a direct or indirect material interest, other than a Company Benefit Plan, required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(c) A true, complete and unredacted copy of each Company Material Contract has been made available to Parent or its Representatives. Except for expirations in the Ordinary Course of Business and in accordance with the terms of such Company Material Contract, each Company Material Contract is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. There is no breach or event of default under any such Contracts by the Company or its Subsidiaries or, as of the date hereof to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, in each case, except as would not, individually or in the aggregate, result in a Material Adverse Effect. The Company’s facilities are, in all material respects, adequate to meet the service levels requirements of each of the Company Material Contracts as currently in effect. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written indication or notice from, the counterparty to any Company Material Contract (or, to the Knowledge of the Company, any of such counterparty’s Affiliates) regarding an intent to terminate or cancel (or exercise any call or put option with respect to) any Company Material Contract (whether as a result of a change of control or otherwise).

5.12. Employee Benefits.

(a) Section 5.12(a) of the Company Disclosure Letter sets forth a correct and complete list of each material Company Benefit Plan. The Company has made available to Parent a correct and complete copy of the following items with respect to material Company Benefit Plans: (i) the plan document or other governing Contract, including all related trust documents, insurance contracts or other funding arrangements, and all amendments thereto, (ii) for the most recent plan year, the IRS Form 5500 and all schedules thereto, (iii) the most recently distributed summary plan description and any summary of material modifications thereto, (iv) written summaries of all non-written Company Benefit Plans, (v) the most recently received IRS determination letter or opinion letter, as applicable and (vi) the most recently prepared financial statements, if applicable.

(b) (i) Each U.S. Company Benefit Plan has been established, operated and administered in material compliance with its terms and applicable Laws, including ERISA and the Code, and (ii) all contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each U.S. Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP in all material respects.

(c) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Benefit Plan. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably would be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code.

(d) Neither the Company nor any Company ERISA Affiliate has in the last six years maintained, sponsored or contributed (or had any obligation of any sort) to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA. No event has occurred, and to the Knowledge of the Company, no condition exists that would, by reason of the Company’s affiliation with any of its ERISA Affiliates, subject the Company to any material tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other Laws.

(e) Neither the Company nor any Company ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any Multiemployer Plan in the last six years.

(f) No Company Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a “multiple employer plan” as defined in Section 413(c) of the Code.

(g) Except as required by applicable Law, no Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits.

(h) With respect to any Company Benefit Plan, (i) no material Proceedings (other than routine claims for benefits), are pending, or, to the Knowledge of the Company, threatened against such Company Benefit Plan, the assets of any of the trusts under such plans or the plan sponsor or administrator, or against any fiduciary of any Company Benefit Plan with respect to the operation thereof, and (ii) to the Knowledge of the Company, no facts or circumstances exist that could reasonably be expected to give rise to any such material Proceeding.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement would, either alone or in combination with another event, (i) entitle any Company Employee to severance pay or any material increase in severance pay, (ii) result in any payment or benefit becoming due to any Company Employee or under any Company Benefit Plan or accelerate the time of vesting or funding, (iii) increase any amount of compensation or benefits payable to any Company Employee or under any Company Benefit Plan, or (iv) result in any “excess parachute payment” as defined in Section 280G(b)(1) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.

(j) (i) All Non-U.S. Company Benefit Plans comply in all material respects with applicable Law, (ii) all material liabilities of the Company and its Subsidiaries with respect to any such Non-U.S. Company Benefit Plan are funded to the extent required by applicable Law or the plan terms or have been accrued to the extent required by U.S. GAAP or other applicable accounting rules, and (iii) there is no pending or, to the Knowledge of the Company, threatened material litigation relating to Non-U.S. Company Benefit Plans.

(k) No person is entitled to receive any additional payment (including any tax gross up payment) from the Company or any of its Subsidiaries as a result of the imposition of additional taxes under Section 4999 or Section 409A of the Code.

(l) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code is in compliance in all material respects with Section 409A of the Code.

5.13. Labor Matters.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization.

(b) As of the date of this Agreement there is no strike, lockout, slowdown, work stoppage, unfair labor practice or other material labor dispute, or material arbitration or grievance pending or, to the Knowledge of the Company, threatened, that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries except as would not, individually or in the aggregate, result in a Material Adverse Effect. Except as would not, individually or in the aggregate, result in a Material Adverse Effect, each of the

Company and its Subsidiaries is in compliance with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, wages and hours (including classification of employees and equitable pay practices), and occupational safety and health.

(c) Except as would not, individually or in the aggregate, result in a Material Adverse Effect, there are no complaints, charges or claims against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened with any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment or termination of employment of or failure to employ, any Person.

(d) Except as would not, individually or in the aggregate, result in a Material Adverse Effect, the Company and its Subsidiaries are in compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, WARN and any similar state or local “mass layoff” or “plant closing” Law, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax except for immaterial non-compliance. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or any of its Subsidiaries within the six (6) months prior to the Closing.

5.14. Environmental Matters.

(a) Except as would not, individually or in the aggregate, result in a Material Adverse Effect: (i) the Company and its Subsidiaries are and have at all times since the Applicable Date been in compliance with all applicable Environmental Laws, which compliance includes maintaining and complying with all Governmental Authorizations required by Environmental Laws; (ii) no property currently owned or, to the Knowledge of the Company, formerly owned or currently or formerly operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Hazardous Substance which would reasonably be expected to require remediation or other action by the Company or any of its Subsidiaries pursuant to any Environmental Law; (iii) neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal, release or contamination on any third-party property; (iv) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or subject to liability under any Environmental Law which has not been resolved; and (v) neither the Company nor any of its Subsidiaries is subject to any Order or other agreement with any Governmental Entity relating to liabilities or obligations under any Environmental Law.

(b) The Company has provided Parent with copies of any material environmental, health and/or safety assessments, investigations or reports related to the Company or any of its Subsidiaries or any real property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries, in each case in the possession of the Company or any of its Subsidiaries.

5.15. Tax Matters.

(a) Except as would not, individually or in the aggregate, result in a Material Adverse Effect, the Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Taxing Authority and all such filed Tax Returns are correct and complete, (ii) have paid all Taxes that are due, (iii) have withheld, collected and paid all Taxes required to have been withheld, collected and paid in connection with amounts paid or owing to or from any employee, shareholder, creditor, independent contractor or third party (each as determined for Tax purposes), (iv) have complied in all material respects with all information reporting (and related withholding) and record retention requirements and (v) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(b) Except as would not, individually or in the aggregate, result in a Material Adverse Effect, the income Tax Returns of the Company and each of its Subsidiaries for all years up to and including 2017 have been examined by the IRS or other Tax authorities of relevant jurisdiction or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired.

(c) Except as would not, individually or in the aggregate, result in a Material Adverse Effect, no deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries and there are no pending or, to the Knowledge of the Company, threatened Proceedings regarding any material Taxes of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries.

(d) Except as would not, individually or in the aggregate, result in a Material Adverse Effect, there are no Encumbrances for Taxes (except Taxes not yet due and payable) on any of the assets of the Company or any of its Subsidiaries.

(e) Except as would not, individually or in the aggregate, result in a Material Adverse Effect, neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement solely between or among the Company and its Subsidiaries).

(f) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by Contract or otherwise.

(g) Neither the Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(h) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement, installment sale or open transaction outside of the Ordinary Course of Business on or prior to the Closing Date, any accounting method change or agreement with any Tax authority, any prepaid amount received outside of the Ordinary Course of Business on or prior to the Closing Date, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of Tax Law), or any election pursuant to Section 108(i) or Section 965(h) of the Code (or any similar provision of Law) made with respect to any taxable period ending on or prior to the Closing Date.

(i) Notwithstanding any other representations and warranties made by the Company in this Agreement, the representations and warranties in Section 5.12 and this Section 5.15 are the only representations and warranties made by the Company in this Agreement with respect to Tax Matters.

5.16. Real Property.

(a) Section 5.16(a) of the Company Disclosure Letter sets forth a true and correct list of all Real Property. The Company or one of its Subsidiaries, as applicable, has good and marketable fee simple title to all Owned Real Property, free and clear of any Encumbrance except for Permitted Encumbrances.

(b) With respect to the material Leased Real Property, (i) the lease, sublease or other use or occupancy agreement for such property is valid, legally binding, enforceable and in full force and effect in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) none of the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any other counterparty to such agreement is in breach of or default under such lease, sublease, or use or occupancy agreement in any material respect and, to the Knowledge of the Company, no event has occurred, which, with notice, lapse of time or both, would constitute a breach or event of default by any of the Company or its Subsidiaries or any other party thereto in any material respect, nor permit termination, modification or acceleration by any party thereunder, or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement, nor has the Company or any of its Subsidiaries received any written notice to such effect since the Applicable Date with respect to any such matter that would reasonably be expected to be material to the Company and its Subsidiaries (taken as a whole), and (iii) true and correct copies of all leases and amendments related thereto applicable to each such material Leased Real Property (the “Leases”) have been made available to Parent.

(c) The Real Property (i) constitutes all the real property used or occupied in connection with the operation of the business and (ii) is sufficient to conduct the business as currently conducted. Other than the Company and its Subsidiaries (to the extent expressly provided under the Leases), no party has any rights of use, occupancy or similar rights with respect to the Real Property, other than pursuant to any Permitted Encumbrances. There are no rights of first offer, rights of first refusal, options to purchase or lease, or other options to acquire all or any part of or interests in the Real Property.

(d) As of the date of this Agreement, there are no expropriation or condemnation or casualty proceedings pending or, to the Knowledge of the Company, threatened against any Real Property material to the business of the Company and its Subsidiaries (taken as a whole).

5.17. Intellectual Property.

(a) To the Knowledge of the Company, the Company and its Subsidiaries own or have sufficient rights to use all Intellectual Property Rights material to the conduct of their respective businesses as currently conducted. The foregoing sentence is not, and shall not be construed as, a representation or warranty regarding non-infringement, misappropriation or other violation by the Company or any of its Subsidiaries of the Intellectual Property Rights of other Persons. The Company and its Subsidiaries have good and marketable title to all material Intellectual Property Rights owned or Purported to be Owned by the Company or any of its Subsidiaries (“Company Owned Intellectual Property Rights”), free and clear of any Encumbrance except for Permitted Encumbrances.

(b) All Registered Intellectual Property Rights that are owned or Purported to be Owned in whole or in part by the Company or any of its Subsidiaries and material to their respective businesses (“Company Registered Intellectual Property Rights”) are subsisting and, other than with respect to applications, to the Knowledge of the Company, are valid and enforceable. No Company Owned Intellectual Property Right is subject to any outstanding Order adversely affecting the validity or enforceability of, or the Company’s or its Subsidiaries’ ownership or use of any such Company Owned Intellectual Property Right. Section 5.17(b) of the Company Disclosure Letter sets forth a list of all patents, trademarks and copyrights (and any applications therefore) that constitute Company Registered Intellectual Property Rights and all domain names owned or Purported to be Owned in whole or in part by the Company or any of its Subsidiaries and material to their respective businesses, which list is true, correct and complete in all material respects and includes, as applicable: (A) the jurisdiction in which each Company Registered Intellectual Property Right has been registered, issued or filed, (B) the owner of such item, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable, for such item.

(c) Neither the Company nor any of its Subsidiaries has received any material written claim within the past year which has not since been resolved, (i) contesting or challenging the validity, enforceability or ownership of any Company Owned Intellectual Property Rights or (ii) alleging that the Company or any of its Subsidiaries or any of their respective products or services infringes, misappropriates or otherwise violates the Intellectual Property Rights of any Person.

(d) To the Knowledge of the Company, except as would not, individually or in the aggregate, reasonably be expected to result in material liability to, or material disruption of the business operations of, the Company or any of its Subsidiaries, each of the Company and its Subsidiaries, the conduct of each of the respective businesses of the Company and its Subsidiaries and each of the respective products and services of the Company and its Subsidiaries as provided by the Company or any applicable Subsidiary (i) does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person and (ii) has

not, since the Applicable Date, infringed, misappropriated or otherwise violated any Intellectual Property Rights of any Person. Neither the Company nor any of its Subsidiaries is in default under, or in breach of, any material Contract to which the Company or any of its Subsidiaries is a party or is otherwise bound, pursuant to which the Company or any of its Subsidiaries receives a license to third-party Software, where such default or breach would reasonably be expected to result in material liability or material disruption to the businesses of the Company and its Subsidiaries.

(e) To the Knowledge of the Company, since the Applicable Date, no Person has infringed, misappropriated or otherwise violated any Company Owned Intellectual Property Rights, whether directly or indirectly, except as would not reasonably be expected to be material to the businesses of the Company and its Subsidiaries.

(f) The Company and its Subsidiaries take, and have taken, since the Applicable Date, commercially reasonable actions (including the implementation, use, and maintenance of commercially reasonable technical, physical and administrative safeguards) to protect, preserve, maintain, and secure the performance, security, operation, and integrity of the IT Assets (and all Software, information and data stored or contained thereon), and have implemented commercially reasonable disaster recovery and business continuity plans. The IT Assets operate and perform in a manner that is adequate and sufficient in all material respects for the Company and its Subsidiaries to conduct their respective businesses as currently conducted. Except as would not reasonably be expected to be materially adverse to the respective businesses of the Company and its Subsidiaries, there has been no breach, outage, violation, data loss or unauthorized access to or of any such IT Assets since the Applicable Date.

(g) The Company and its Subsidiaries take commercially reasonable actions to protect and secure the Trade Secrets (including source code) owned or Purported to be Owned by and material to the Company and its respective Subsidiaries, and any other material Trade Secrets (including source code) that the Company or its respective Subsidiaries are required to protect and secure pursuant to written contract, and no Person has gained unauthorized access to any such Trade Secrets (including source code) in the Company’s or its Subsidiary’s possession or control, in each case, in a manner that would reasonably be expected to be material to the Company and its Subsidiaries.

(h) To the Knowledge of the Company, the Software owned or Purported to be Owned or used by the Company or any of its Subsidiaries is free of any material defects that would prevent such Software from performing in accordance with their respective specifications in a manner that would materially and adversely affect the use, functionality, or performance of such Software.

(i) No source code for any material Company Owned Software (excluding any Open Source Code) has been accessed by (or delivered, licensed or made available by the Company or any of its Subsidiaries to) any escrow agent or other Person, other than current or past employees, contractors or consultants of the Company or any of its Subsidiaries subject to a binding, written agreement imposing on such Person reasonable confidentiality obligations in favor of the Company or applicable Subsidiary with respect to such source code. Neither the Company nor any of its Subsidiaries has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Company Owned Software (excluding any Open Source Code) to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, require the delivery, license or disclosure of the source code for any material Company Owned Software (excluding any third-party Open Source Code) to any other Person other than an employee, contractor or consultant of the Company or any of its Subsidiaries, in connection with such employee’s, contractor’s or consultant’s engagement by the Company or its applicable Subsidiary and subject to a binding, written agreement imposing on such Person reasonable confidentiality obligations in favor of the Company or its applicable Subsidiary with respect to such source code.

(j) (i) The use, marketing, distribution, licensing, making available, and sale of Company Open Source Code by the Company or any of its Subsidiaries does not violate any license terms applicable to any item of Open Source Code, which violation would have a material impact on the use of the Company Open Source Code and (ii) to the Knowledge of the Company, no product or service of the Company or any of its Subsidiaries or other Software distributed or made available by the Company or any of its Subsidiaries (A) contains, is distributed or made available with, is being or was developed using, or is derived from Open Source Code that is licensed under any terms that impose or purport to impose a requirement or condition that the Company or any of its Subsidiaries grant a license under or refrain from asserting or enforcing any of its material patent rights, or that any material Company Owned Software or part thereof be (1) disclosed, distributed, or made available in source code form, (2) licensed for making modifications or derivative works or (3) redistributable at no or nominal charge, and (B) is used or distributed by the Company or any of its Subsidiaries in any manner that actually triggers such a requirement or obligation.

(k) Each Person who is or was involved in the creation or development of any material Company Owned Intellectual Property Right has signed a written agreement containing (i) an irrevocable assignment of all Intellectual Property Rights that were created or developed by such Person on behalf of the Company or any of its Subsidiaries and (ii) confidentiality provisions protecting such Intellectual Property Rights.

(l) (i) No funding, facilities or resources of any Governmental Entity or any university, college or other educational institution or government research center were used in the development of any Company Owned Intellectual Property Rights, and (ii) no Governmental Entity, university, college, or other educational institution or government research center has any ownership interests in any Company Owned Intellectual Property Rights.

(m) The Company and its Subsidiaries have (i) established, implemented and maintained, since the Applicable Date, safeguards regarding privacy, cyber security and data security that are commercially reasonable and (ii) used commercially reasonable efforts to ensure that all third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Information for or on behalf of the Company or its Subsidiaries have agreed to comply with applicable Privacy Laws and take reasonable steps to protect and secure Personal Information from loss, theft, misuse or unauthorized access, use, modification or disclosure. To the Knowledge of the Company, except as would not reasonably be expected to result in material liability, any third party who has provided Personal Information to the Company or its Subsidiaries has done so in compliance with applicable Privacy Laws, including providing any notice and obtaining any consent required.

(n) Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, the Company and each of its Subsidiaries and any Person acting for or on their behalf have, since the Applicable Date, complied with all applicable Privacy Laws, all of the Company’s and its Subsidiaries’ applicable policies and notices and all of the Company’s and its Subsidiaries’ contractual obligations regarding the protection, collection, transfer (including cross-border) and handling of Personal Information. Neither the Company nor any of its Subsidiaries has, since the Applicable Date, received any notice of any material claims (including notice from third parties acting on their behalf) of, or been subject to any Proceedings concerning, the violation of any Privacy Laws, applicable privacy policies, or contractual commitments with respect to Personal Information. To the Knowledge of the Company, there are no facts or circumstances that could form the basis of any such notice or claim. None of the Company’s or any of its Subsidiaries’ publicly-facing statements or notices regarding its collection and treatment of Personal Information are materially misleading or materially deceptive.

(o) To the Knowledge of the Company, since the Applicable Date, there have been no breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information in the possession or control of the Company or its Subsidiaries or collected, used or processed by or on behalf of the Company or its Subsidiaries and the Company and its Subsidiaries have not provided or been required to provide any notices to any Person in connection with a disclosure of Personal Information, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company and its Subsidiaries have taken commercially reasonable actions to safeguard the data and Personal Information in their possession or control. The Company and its Subsidiaries have conducted commercially reasonable privacy and data security testing or audits at reasonable and appropriate intervals and have resolved or remediated any material privacy or data security issues or vulnerabilities identified. Neither the Company nor its Subsidiaries nor any third party acting at the direction or authorization of the Company or its Subsidiaries has paid (i) any perpetrator of any data breach incident or cyber-attack related to such data breach incident or cyber-attack or (ii) any third party with actual or alleged information about a data breach incident or cyber-attack related to such data breach incident or cyber-attack, pursuant to a request for payment from or on behalf of such perpetrator or third party.

5.18. Insurance.

(a) Section 5.18(a) of the Company Disclosure Letter sets forth a correct and complete list of all material Insurance Policies maintained by the Company or any of its Subsidiaries. All Insurance Policies maintained by the Company or any of its Subsidiaries are, to the extent applicable, with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount customary for Persons engaged in similar businesses and subject to the same or similar risks, except as would not, individually or in the aggregate, result in a Material Adverse Effect. Except as would not, individually or in the aggregate, result in a Material Adverse Effect, each Insurance Policy is in full force and effect and, to the extent applicable, all premiums due with respect to all Insurance Policies have been paid, and, to the extent applicable, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that, with notice or lapse of time or both, would constitute a breach or event of default, or permit a termination of any of the Insurance Policies.

(b) With respect to each of the Proceedings set forth in the Company Reports, no such insurer has informed the Company or any of its Subsidiaries of any denial of coverage, except for such denials that would not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have not received any written notice of cancellation of any Insurance Policies currently in effect, except for such cancellations as would not reasonably be expected to have a Material Adverse Effect.

5.19. Takeover Statutes; Appraisal Rights; No Rights Plan.

(a) Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth herein, no state takeover statute or similar statute, including any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other antitakeover Laws (including Section 780 of the MBCA) and regulations of any state or comparable antitakeover provision of the restated articles of incorporation or Bylaws of the Company applies or purports to apply to this Agreement, the Merger or the transactions contemplated by this Agreement. The Company Board has adopted and approved a resolution (which shall remain in effect until the Effective Time) pursuant to Section 782(1) of the MBCA to exempt Parent, Merger Sub and their existing or future affiliates from the requirements of Section 780 of the MBCA assuming none of such Persons was, at the time of adoption of such resolution, an “interested shareholder” (as defined in Section 778 of the MBCA) with respect to the Company (the “Section 782 Exemption Resolution”).

(b) The Company Board has not adopted any resolution that would have the effect of granting the holders of Shares dissenter’s or appraisal (or similar) rights in connection with the transactions contemplated by this Agreement. No holder of Shares will be entitled to any such rights pursuant to the MBCA in connection with the transactions contemplated by this Agreement.

(c) There is no shareholder rights plan, “poison pill”, antitakeover plan or other similar agreement or plan in effect to which the Company is a party or is otherwise bound.

5.20. Brokers and Finders. Neither the Company nor any of its directors or employees (including any officers) has employed any broker, finder or investment bank, or incurred any liability for any brokerage fees, reimbursement of expenses, commissions or finders’ fees in connection with the transactions contemplated by this Agreement, except that the Company has employed Goldman Sachs & Co. LLC as its financial advisor. The Company has heretofore delivered to Parent a copy of the Company’s engagement letter with Goldman Sachs & Co. LLC and a description of all fees payable to Goldman Sachs & Co. LLC in connection with the transactions contemplated by this Agreement, all agreements under which any such fees or any expenses are payable and all indemnification and other agreements related to the engagement of Goldman Sachs & Co. LLC.

5.21. Related Party Transactions. Since the Applicable Date, there have been no transactions, agreements, arrangements or understandings between the Company or its Subsidiaries, on the one hand, and any director, officer or other Person, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (except for amounts due as normal salaries and bonuses and in reimbursement of expenses in the ordinary course of business) and has not been disclosed in the Company Reports.

5.22. Material Customers. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice from any Material Customer with respect to a proposed material reduction in services to be provided by the Company or such Subsidiary or termination or cancellation of its business relationship with the Company or such Subsidiary.

5.23. No Other Representations or Warranties; Non-Reliance. Except for the express written representations and warranties made by the Company in this Agreement and in any instrument or other document delivered pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any of its Affiliates.

ARTICLE VI

Representations and Warranties of Parent and Merger Sub

Except as set forth in the corresponding sections of the confidential disclosure letter delivered to the Company by Parent prior to or concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face), Parent and Merger Sub each hereby represent and warrant to the Company that:

6.1. Organization, Good Standing and Qualification. Each of Parent and its Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, solely with respect to Parent’s Subsidiaries, as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement. Parent has made available to the Company copies of Parent’s and Merger Sub’s Organizational Documents, each as amended, restated or amended and restated to the date of this Agreement, and each as made available to the Company is in full force and effect as of the date of this Agreement.

6.2. Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of one-hundred (100) shares of common stock, no par value per share, all of which were outstanding as of the date of this Agreement. All of the outstanding shares of capital stock of Merger Sub have been duly authorized and are validly issued, fully paid and non-assessable and owned by Parent or a Wholly Owned Subsidiary of Parent. Merger Sub has not conducted any business and has no assets, liabilities or obligations of any nature, in each case other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by this Agreement.

6.3. Corporate Authority. No vote of holders of equity securities of Parent is necessary to approve this Agreement and the transactions contemplated by this Agreement. Each of Parent and Merger Sub has all requisite corporate or similar power and authority and has taken all corporate or similar action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, subject only to adoption of this Agreement by Parent (as the sole shareholder of Merger Sub). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

6.4. Governmental Filings; No Violations.

(a) Other than the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act, (ii) pursuant to the MBCA, (iii) under the Exchange Act, (iv) required to be made with the NASDAQ, (v) under the Takeover Statutes and state securities and “blue sky” Laws and (vi) set forth in Section 6.4(a)(vi) of the Parent Disclosure Letter (collectively, the “Parent Approvals”), as applicable, no expirations of waiting periods are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by Parent or Merger Sub with, nor are any required to be obtained by Parent or Merger Sub from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated by this Agreement, or in connection with the continuing operation of the business of Parent and its Subsidiaries following the Effective Time, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the transactions contemplated by this Agreement will not, constitute or result in (i) a conflict, breach or violation of, or a default under, the Organizational Documents of Parent or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the loss of any benefit under, the creation or acceleration of any obligations under or the creation of an Encumbrance (other than a Permitted Encumbrance) on any of the rights or assets of Parent or any of its Subsidiaries pursuant to, or require that any consent be obtained with respect to, any Contract not otherwise terminable by the other party thereto on one-hundred eighty (180) days’ or less notice (without penalty) binding upon Parent or any of its Subsidiaries, or, assuming (solely with respect to performance of this Agreement and the consummation of the transactions contemplated by this Agreement) compliance with the matters referred to in Section 6.4(a), violate any Law to which Parent or any of its Subsidiaries is subject or (iii) any change in the rights or obligations of any party under any Contract not otherwise terminable by the other party thereto on one-hundred eighty (180) days’ or less notice (without penalty) binding upon Parent or any of its Subsidiaries, except, in the case of clauses (ii) or (iii) of this Section 6.4(b), as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

6.5. Litigation.

(a) As of the date of this Agreement, there were no Proceedings pending or, to the Knowledge of Parent, threatened against the Parent or any of its Subsidiaries, except as would not, individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b) As of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any Order, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

6.6. Beneficial Ownership of Shares. None of Parent, Merger Sub or their respective “affiliates” or “associates” or, to the Knowledge of Parent, any of its shareholders, is or was an “interested shareholder” (as defined in Section 778 of the MBCA) with respect to the Company prior to the adoption of the Section 782 Exemption Resolution.

6.7. Available Funds. Parent and Merger Sub’s obligations hereunder are not subject to any conditions regarding its or any other Person’s ability to obtain financing for the transactions contemplated by this Agreement, the payment of all amounts required to be paid in connection therewith, including the aggregate Per Share Merger Consideration, Company Equity Payments, the Credit Agreement Payoff Amount or the payment of any related fees and expenses (the “Required Payments”). Parent and Merger Sub will have, prior to the Closing, all funds necessary to enable Parent or Merger Sub, as the case may be, to consummate the transactions contemplated by this Agreement, including payment of the Required Payments. As of the date of this Agreement, assuming the satisfaction of the conditions precedent to Merger Sub’s obligations to effect the Closing hereunder, Parent has cash available together with commitments for financing that will be sufficient for Parent and Merger Sub to pay in full the Required Payments.

6.8. Brokers and Finders. Neither Parent nor any of its directors or employees (including any officers) has employed any broker, finder or investment bank or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement, except that Parent has employed Rothschild & Cie, J.P. Morgan Securities PLC and BNP Paribas Corporate Finance as its financial advisors and there are no arrangements made by and on behalf of Parent or any of its Subsidiaries with any broker, finder or investment bank in connection with this Agreement and the transactions contemplated by this Agreement for which the Company or any of its Subsidiaries could have any liability in a circumstance where the transactions contemplated by this Agreement are not consummated.

6.9. No Other Representations or Warranties; Non-Reliance. Except for the express written representations and warranties made by Parent and Merger Sub in this Agreement and in any instrument or other document delivered pursuant to this Agreement, none of Parent, Merger Sub or any other Person makes any express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Affiliates.

ARTICLE VII

Covenants

7.1. Interim Operations.

(a) The Company shall, and shall cause each of its Subsidiaries to, from and after the execution and delivery of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing (such approval not to be unreasonably conditioned, withheld or delayed)), and except as otherwise contemplated by this Agreement or as is required by a Governmental Entity or applicable Law, comply in all material respects with all applicable Laws and the requirements of all Material Contracts, conduct its business in all material respects in the Ordinary Course of Business and, in connection therewith, shall use and cause each of its Subsidiaries to use their respective commercially reasonable efforts to preserve its and its Subsidiaries’ business organizations substantially intact, maintain its and its Subsidiaries’ existing relations and goodwill with Governmental Entities, customers, consultants, licensors, licensees, creditors, lessors, employees and business associates having significant business dealings with them, keep available the services of its and its Subsidiaries’ key present employees and agents, preserve and maintain the assets utilized in connection with the business of the Company and its Subsidiaries, maintain in effect all Governmental Authorizations and keep in full force and effect all material Insurance Policies maintained by the Company and its Subsidiaries; provided, however, that no action taken or failed to be taken by the Company or any of its Subsidiaries with respect to the matters specifically addressed by clauses (i) through (xxix) of this Section 7.1(a) shall be deemed a breach of this Section 7.1(a) unless such action would constitute a breach of such clauses (i) through (xxix). Without limiting the generality of and in furtherance of the foregoing sentence, from the execution and delivery of this Agreement until the Effective Time, except as otherwise contemplated by this Agreement, required by a Governmental Entity or applicable Law, approved in writing by Parent (such approval not to be unreasonably conditioned, withheld or delayed) or set forth in Section 7.1(a) of the Company Disclosure Letter, the Company shall not and shall not permit any of its Subsidiaries to:

(i) adopt or propose any change in its Organizational Documents;

(ii) merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions solely among Wholly Owned Subsidiaries of the Company, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses or file a petition in bankruptcy under any provisions of federal or state bankruptcy Law on behalf of the Company or any of its Subsidiaries (or consent to any such filing);

(iii) acquire any Person or any assets constituting a business unit or division, whether directly or indirectly and by any manner, from any other Person, or otherwise make any capital expenditure or expenditures (other than capital expenditures contemplated by the most recent annual budget of the Company and its Subsidiaries, a copy of which has been made available as of the date hereof), in each case with a fair market value (reasonably determined by the Company) or purchase price in excess of $7.5 million in any individual transaction or series of related transactions or $15 million in the aggregate, and except as covered by the foregoing acquire any other assets outside the Ordinary Course of Business;

(iv) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, Encumber, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of capital stock, Company RSUs or other equity interests of the Company (including, for the avoidance of doubt, Shares) or of any of its Subsidiaries (other than (A) the Voting Agreement or (B) the issuance of such shares of capital stock (1) by a Wholly Owned Subsidiary of the Company to the Company or another Wholly Owned Subsidiary of the Company, (2) in respect of Company RSUs outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the terms of the Stock Plans in effect on the date of this Agreement or (3) in respect of Company RSUs granted in August 2018 on terms and conditions as set forth on Section 7.1(a)(iv)) of the Company Disclosure Letter, securities convertible or exchangeable into or exercisable for any such shares of capital stock, or any options, warrants or other rights of any kind to acquire any such shares of capital stock or such convertible or exchangeable securities;

(v) create or incur any Encumbrance (other than Permitted Encumbrances) material to the Company and its Subsidiaries (taken as a whole) on any of the assets of the Company or any of its Subsidiaries;

(vi) make any loans, advances, guarantees or capital contributions to, or investments in, any Person, except (i) to or from the Company and any of its Wholly Owned Subsidiaries and (ii) for loans or advances made to directors, officers and other employees of the Company and its Subsidiaries for purposes other than business-related travel and other business-related expenses in excess of $2 million in the aggregate, in each case, in the Ordinary Course of Business; and provided that in no event shall the payment terms of any Contract involving a customer of the Company or its Subsidiaries constitute a loan or advance for purposes of this Section 7.1(a)(vi);

(vii) declare, set aside, establish a record date for, accrue, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (including with respect to the Company, for the avoidance of doubt, Shares), except for dividends paid by any Wholly Owned Subsidiary to the Company or to any other Wholly Owned Subsidiary of the Company;

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire (or offer to do any of the foregoing), directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (including with respect to the Company, for the avoidance of doubt, Shares) or otherwise change the capital structure of the Company or any of its Subsidiaries, other than withholding Tax obligations upon the exercise, vesting or settlement of Company RSUs outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the Stock Plans as in effect on the date of this Agreement;

(ix) incur or assume any Indebtedness for borrowed money or otherwise, guarantee any Indebtedness or enter into a “keep well” or similar agreement (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except for (A) Indebtedness for borrowed money incurred in the Ordinary Course of Business not to exceed $7.5 million individually or $15 million in the aggregate or expressly permitted by Section 7.1(a)(v) or to fund expenditures expressly permitted by Section 7.1(a)(iii), or (B) Indebtedness of up to $1 million incurred under the Company’s current revolving credit facility or (C) Indebtedness in replacement of existing Indebtedness for borrowed money on terms substantially consistent with or more favorable to the Company than the Indebtedness being replaced; provided, that any Indebtedness that is extinguished in full prior to the Closing (for the avoidance of doubt, not including the Credit Agreement Payoff Amount) shall not be deemed to be a breach of this provision;

(x) enter into any Contract that would have been a Company Material Contract had it been entered into prior to this Agreement, other than Contracts with customers or suppliers entered into in the Ordinary Course of Business and, for the avoidance of doubt, any Contracts entered into in connection with an action expressly permitted by any of the Subsections of this Section 7.1(a), including any amendment, modification or supplement to an existing Contract, which are governed by Section 7.1(a)(xi);

(xi) other than with respect to Company Material Contracts related to Indebtedness, which shall be governed by Section 7.1(a)(ix) and Section 7.12, terminate or materially amend, modify, supplement or waive in a manner that is materially adverse to the Company and its Subsidiaries (taken as a whole), any Company Material Contract, other than expirations of any such Contract in the Ordinary Course of Business or in accordance with the terms of such Contract, except for any ministerial actions, releases or waivers, in each case, granted in the Ordinary Course of Business;

(xii) other than with respect to Transaction Litigation, which shall be governed by Section 7.15, pay, discharge, satisfy, settle or compromise any Proceeding (or agree to do any of the foregoing) for an amount in excess of $5 million individually or $10 million in the aggregate other than any payments in accordance with the terms of any liabilities, claims or obligations reflected or reserved against in the most recent consolidated financial statements of the Company included in the Company Reports; provided, that any such payment, discharge, satisfaction, settlement or compromise of any such Proceeding does not include any material obligation (other than the payment of money or confidentiality obligations) to be performed by the Company or any of its Subsidiaries;

(xiii) make any material changes with respect to accounting policies or procedures, except as required by changes in Law or GAAP;

(xiv) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, surrender any right to claim a refund of a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Taxes or settle any material Tax claim;

(xv) transfer, sell, lease, sublease, license, pledge, mortgage, assign, divest, cancel or otherwise dispose of, or permit or suffer to exist the creation of any Encumbrance (other than Permitted Encumbrances) upon, including pursuant to a sale-leaseback transaction or an asset securitization transaction, any tangible properties or tangible assets (not including any Intellectual Property Rights), including capital stock of any of its Subsidiaries, except in connection with services provided in the Ordinary Course of Business;

(xvi) sell, transfer, cancel, abandon, allow to lapse or otherwise dispose of any Company Owned Intellectual Property Rights that are material to the respective businesses of the Company and its Subsidiaries as currently conducted, except (A) in the Ordinary Course of Business, (B) lapse of Intellectual Property Rights that have reached their natural expiration time and can no longer be extended or renewed, or (C) transfers of Intellectual Property Rights developed after the date of this Agreement by the Company or any of its Subsidiaries (that are not material for the Company or such Subsidiary to retain) as part of their respective businesses on behalf of any customer;

(xvii) except as required pursuant to a Company Benefit Plan or as otherwise required by applicable Law (A) grant, increase or provide any severance, retention, change in control or termination payments or benefits to any director, officer, employee or independent contractors of the Company or any of its Subsidiaries, (B) increase the compensation or benefits of, pay any bonus to, or, except as permitted under Section 7.1(a)(iv), make any new equity or equity-based awards to, any director, officer, employee or independent contractor of the Company or any of its Subsidiaries, other than annual salary or base pay increases for employees below the level of Director in the Ordinary Course of Business, of not more than three percent (3%) of such salary or base pay (and corresponding increases in bonus or incentive payments to the extent determined by reference to salary or base pay), (C) establish, adopt, amend or terminate any Company Benefit Plan or any arrangement that would be a Company Benefit Plan if in effect as of the date hereof or amend the terms of any outstanding equity or equity-based awards, except in the Ordinary Course of Business, consistent with past practice and as would not increase benefits or costs with respect to such Company Benefit Plans or arrangements by more than a de minimis amount, (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not already provided in any such Company Benefit Plan, (E) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (F) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries or (G) pay or vest any performance based amount or award in excess of the level earned based on actual performance;

(xviii) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization;

(xix) form any Subsidiary of the Company or any of its Subsidiaries;

(xx) take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to, any state takeover statute or similar statute or regulation that applies to the company with respect to an Acquisition Proposal or otherwise, except for Parent, Merger Sub or any of their respective Subsidiaries or Affiliates, and except for the transactions contemplated by this Agreement;

(xxi) amend the term of any security of the Company or any of its Subsidiaries (including, for the avoidance of doubt, the Shares), in each case, whether by merger, consolidation or otherwise;

(xxii) enter into a new line of business or abandon or discontinue any existing line of business;

(xxiii) enter into any material transaction or Contract with any Person that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K under the Securities Act;

(xxiv) except in the Ordinary Course of Business, enter into or extend the term or scope of any Contract that purports to restrict or limit the Company or any existing or future Subsidiary or Affiliate of the Company from engaging in any line of business or in any geographic area;

(xxv) amend or modify the engagement letter in effect as of the date of this Agreement with Goldman Sachs & Co. LLC;

(xxvi) take any action to increase the vote required for the Requisite Company Vote;

(xxvii) receive, collect, compile, use, store, process, share, safeguard, secure (technical, physical and administrative), dispose of, destroy, disclose, or transfer (including cross-border) Personal Information (or fail to do any of the foregoing, as applicable) in violation of any (i) applicable Privacy Laws, (ii) privacy policies or notices of the Company or its Subsidiaries, or (iii) the Company’s or its Subsidiaries’ contractual obligations with respect to Personal Information;

(xxviii) take any action or fail to take any action that is reasonably expected to result in any of the conditions to the Merger set forth in ARTICLE VIII not being satisfied; or

(xxix) agree, authorize or commit to do any of the foregoing.

(b) Parent and the Company shall not knowingly take or permit any of their respective Subsidiaries to take any action that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(c) Nothing set forth in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time or give the Company, directly or indirectly, the right to control or direct the Parent’s or its Subsidiaries’ operations prior to the Effective Time.

7.2. Acquisition Proposals; Change of Recommendation.

(a) No Solicitation. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to ARTICLE IX and the Effective Time, except as expressly permitted by this Section 7.2, the Company shall, and shall cause its Subsidiaries and its and their respective directors, officers and Representatives (who are not directors or officers) to, immediately cease any discussions or negotiations with any Person conducted heretofore with respect to an Acquisition Proposal or proposal that would reasonably be expected to lead to an Acquisition Proposal, terminate access to any physical or electronic dataroom relating to the Company for any such Acquisition Proposal and request the prompt return or destruction of any confidential information provided to any third party in connection with an Acquisition Proposal. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to ARTICLE IX and the Effective Time, except as expressly permitted by this Section 7.2, the Company shall not, and shall cause its Subsidiaries and its and their respective directors, officers and Representatives (who are not directors or officers) not to, directly or indirectly:

(i) initiate, solicit, induce, cause, propose or purposefully encourage any inquiry with respect to, or the making, submission or announcement of any Acquisition Proposal or any inquiry, proposal or request for information that would reasonably be expected to lead to, or result in, an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions (in each case, other than to request clarification of an Acquisition Proposal that has already been made for the purposes of assessing whether such Acquisition Proposal is or would reasonably be expected to lead to a Superior Proposal or to notify the applicable Person of the existence of the provisions of this Section 7.2) or negotiations with respect to any Acquisition Proposal or any inquiry, proposal or request for information that would reasonably be expected to lead to, or result in, an Acquisition Proposal;

(iii) disclose any non-public information or data concerning the Company or its Subsidiaries to any Person in connection with any Acquisition Proposal or any inquiry, proposal or request for information that would reasonably be expected to lead to, or result in, an Acquisition Proposal;

(iv) afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Person in connection with any Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal;

(v) recommend, authorize, approve or enter into any merger or other agreement, agreement in principle, letter of intent, term sheet, joint venture agreement, partnership agreement or other similar instrument, in each case, providing for or contemplating an Acquisition Proposal (other than a Permitted Confidentiality Agreement);

(vi) otherwise purposefully facilitate any effort or attempt to make an Acquisition Proposal; or

(vii) agree, authorize or commit to do any of the foregoing.

(b) Exceptions. Notwithstanding anything to the contrary set forth in this Agreement, but, for the avoidance of doubt, subject to the provisions of Section 7.2(c), prior to the time, but not after, the Requisite Company Vote is obtained, in response to an unsolicited, bona fide written Acquisition Proposal that is made after the date of this Agreement (and in any event only if the Company did not violate Section 7.2 in any material respect with respect to such Person), the Company may, subject to compliance with this Section 7.2(b):

(i) provide information and data concerning the Company and its Subsidiaries and access to the Company and its Subsidiaries’ properties, books and records in response to a request to the Person who made such Acquisition Proposal; provided, that as promptly as practicable (but in any event within twenty-four (24) hours after the provision of such information or data), the Company shall make available to Parent any such information or data concerning the Company or its Subsidiaries that the Company provides to any such Person that was not previously made available to Parent and that, prior to furnishing any such information, the Company receives from the Person making such Acquisition Proposal an executed confidentiality agreement with terms that are at least as restrictive to the other party as the terms in the Confidentiality Agreement are on Parent (it being understood that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making or amending of an Acquisition Proposal to the extent such Acquisition Proposal is made directly to the Company, but shall not include any restrictions that would reasonably be expected to restrain the Company from satisfying its obligations contemplated by Section 7.2(c) or that would otherwise call for an exclusive right to negotiate with the Company prior to the termination of this Agreement) (any confidentiality agreement satisfying such criteria, a “Permitted Confidentiality Agreement”); and

(ii) engage or otherwise participate in any discussions or negotiations with any such Person regarding such unsolicited, bona fide written Acquisition Proposal, in each case of clause (i) and this clause (ii) of this Section 7.2(b), if, and only if, prior to taking any action described in clause (i) or this clause (ii) of this Section 7.2(b), the Company Board determines in good faith that (A) based on the information then available and after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal and (B) based on the information then available, including the terms and conditions of such Acquisition Proposal and those of this Agreement, failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, that prior to engaging or otherwise participating in any such discussions or negotiations with or furnishing any information to such Person, the Company gives Parent written notice in accordance with Section 7.2(c). The Company acknowledges and agrees that any action that if taken by the Company would be a breach of this Section 7.2 is taken by (x) a director or officer of the Company or (y) investment bankers or financial advisors retained by the Company, such action shall be deemed to constitute a breach of this Section 7.2 by the Company.

(c) Notice of Acquisition Proposals. The Company shall promptly (but, in any event, within twenty-four (24) hours) give notice to Parent if (i) any inquiries, proposals or offers with respect to an Acquisition Proposal or which could reasonably be expected to lead to an Acquisition Proposal are received by, (ii) any non-public information or data concerning the Company or its Subsidiaries is requested in connection with any Acquisition Proposal from, or (iii) any discussions or negotiations relating to an Acquisition Proposal are sought to be engaged in or continued with, it, its Subsidiaries or any of its or any of their respective Representatives, setting forth in such notice a summary of the material terms and conditions with respect to any such proposal or offer and a summary of the material content of any such inquiry, as applicable, and thereafter shall keep Parent reasonably informed, on a prompt basis of the status and material terms and conditions of any such Acquisition Proposals or requests (including any amendments, modifications or supplements thereto, within twenty-four (24) hours following receipt thereof) and the status of any such discussions or negotiations. The Company agrees that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement subsequent to the date hereof that prohibits the Company from providing to Parent such material terms and conditions and other information.

(d) No Change of Recommendation.

(i) Except as permitted by Section 7.2(d)(ii) and Section 7.2(e), the Company Board, including any committee thereof, shall not:

(A) withhold, withdraw, qualify, amend or modify (or publicly propose or resolve to withhold, withdraw, qualify, amend or modify) the Company Recommendation with respect to the Merger in a manner adverse to Parent or Merger Sub;

(B) fail to include the Company Recommendation in the Proxy Statement;

(C) approve or recommend, or propose publicly to approve or recommend any Acquisition Proposal or proposal reasonably expected to lead to an Acquisition Proposal or approve or recommend, or publicly declare advisable or publicly propose to enter into, or enter into, any Alternative Acquisition Agreement;

(D) except as expressly permitted by, and after compliance with, Section 7.2(d)(ii) and Section 9.3(b), cause or permit the Company to enter into an Alternative Acquisition Agreement; or

(E) agree, authorize or commit to do any of the foregoing.

(ii) Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Requisite Company Vote is obtained, the Company Board may (A) effect a Change of Recommendation if (x)(1) an unsolicited written Acquisition Proposal that the Company Board determines in good faith is bona fide and that did not arise from or in connection with a breach of the obligations set forth in this Section 7.2 is received by the Company and is not withdrawn, and the Company determines in good faith, after consultation with outside legal counsel and its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal or (2) an Intervening Event has occurred, and (y) the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that failure to effect a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law or (B) take action to terminate this Agreement pursuant to, and in accordance with, Section 9.3(b) to enter into an Alternative Acquisition Agreement with respect to an unsolicited written Acquisition Proposal that the Company Board determines in good faith is bona fide and that did not arise from or in connection with a breach of the obligations set forth in this Section 7.2 and that the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that (1) such Acquisition Proposal constitutes a Superior Proposal and (2) failure to effect a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that a Change of Recommendation or action to terminate this Agreement pursuant to Section 9.3(b) may not be made (i) unless the Company shall have complied in all material respects with its obligations under this Section 7.2(d) and (ii) unless and until the Company has given Parent written notice of such action four (4) Business Days in advance (an “Initial Notice”), setting forth in writing that the Company Board intends to consider whether to take such action, the reasons with respect thereto and (I) in the case of a Superior Proposal, the material terms and conditions of such Superior Proposal and (II) in the case of an Intervening Event, a reasonable description of such Intervening Event (it being agreed that, in each case, the delivery of such notice by the Company shall not constitute a Change of Recommendation). After giving such Initial Notice and prior to effecting such Change of Recommendation or taking such action to terminate the Agreement pursuant to Section 9.3(b), the Company shall, and shall instruct its legal and financial advisors to, negotiate in good faith with Parent and its Representatives throughout such four (4) Business Day period (to the extent Parent wishes to negotiate) to make such revisions to the terms of this Agreement such that the failure of the Company Board to effect a Change of Recommendation or to take such action to terminate this Agreement pursuant to Section 9.3(b) would no longer be inconsistent with its fiduciary duties. At the end of the four (4) Business Day period, prior to taking action to effect a Change of Recommendation or taking action to terminate the Agreement pursuant to Section 9.3(b), the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the Initial Notice, and shall have determined in good faith that (A) in the case of a Superior Proposal, the Superior Proposal would continue to constitute a Superior Proposal, and (B) in the case of an Intervening Event, the failure to effect a Change of Recommendation in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law, in each case, if such changes offered in writing were to be given effect. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 7.2(d) except that the obligation to give advance written notice with respect thereto as set forth in this Section 7.2(d) shall be reduced to three (3) Business Days.

(e) Certain Permitted Disclosure. Nothing set forth in this Agreement shall prohibit the Company from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal or (ii) making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, and such disclosure and communication shall not constitute a Change of Recommendation; provided, however, that if any such disclosure or communication has the substantive effect of withdrawing, qualifying or modifying the Company Recommendation in a manner adverse to Parent, such disclosure or communication shall constitute a Change of Recommendation unless the Company expressly reaffirms the Company Recommendation in such disclosure or communication.

(f) Standstill Provisions. Notwithstanding anything to the contrary set forth in this Agreement, the Company shall be permitted to terminate, amend or otherwise modify, waive or fail to enforce any provision of any such confidentiality, “standstill” or similar agreement if the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

7.3. Company Shareholders Meeting.

(a) The Company shall, in accordance with applicable Law and its Organizational Documents, duly call, give notice of, convene and hold the Company Shareholders Meeting as promptly as practicable after the filing of the definitive Proxy Statement (the “Original Date”) to secure the Requisite Company Vote in respect of the approval of the Merger and this Agreement and to cause such vote to be taken, and shall not postpone, recess or adjourn such meeting except if (i) as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the definitive Proxy Statement), there are insufficient Shares represented (either in person or by proxy) in order to establish a quorum or to obtain the Requisite Company Vote, (ii) the Company Board has determined in good faith (after consultation with outside legal counsel) that it is necessary under applicable Law to file and/or mail any supplement or amendment to the Proxy Statement to be disseminated and reviewed by the holders of Shares prior to the Company Shareholders Meeting, in each case of (i) and (ii) the Company may, or if Parent so requests, shall, postpone, recess or adjourn or make one or more successive postponements, recesses or adjournments of, the Company Shareholders Meeting as long as the date of the Company Shareholders Meeting is not postponed, recessed or adjourned more than ten (10) days in connection with any one postponement, recess or adjournment or more than an aggregate of twenty (20) days from the Original Date, or (iii) within the five (5) Business Days prior to the Original Date or any date that the Company Shareholders Meeting is then scheduled to be held, the Company delivers a notice of an intent to make a Change of Recommendation, Parent may direct the Company to postpone, recess or adjourn the Company Shareholders Meeting for up to ten (10) Business Days and the Company shall as promptly as practicable thereafter postpone, recess or adjourn the Company Shareholders Meeting in accordance with Parent’s direction.

(b) Subject to the Company Board’s fiduciary obligations under applicable Law, the Company shall use its reasonable best efforts to obtain the Requisite Company Vote, including the solicitation of proxies therefor.

7.4. Approval of Sole Shareholder of Merger Sub. Immediately following the execution and delivery of this Agreement, the sole shareholder of Merger Sub shall execute and deliver, in accordance with applicable Law and Merger Sub’s Organizational Documents, a written consent approving this Agreement and the transactions contemplated by this Agreement.

7.5. Proxy Statement; Other Regulatory Matters.

(a) Proxy Statement.

(i) The Company, with the assistance of Parent, shall prepare and file with the SEC, as promptly as practicable after the date of this Agreement, but in any event within twenty (20) Business Days after the date of this Agreement, a proxy statement in preliminary form relating to the Company Shareholders Meeting (such proxy statement, including any amendments or supplements thereto, the “Proxy Statement”). Except under the circumstances expressly otherwise permitted by Section 7.2, the Proxy Statement shall include the Company Recommendation.

(ii) The Company shall ensure that (A) the Proxy Statement will comply in all material respects with the provisions of the Exchange Act and (B) none of the information supplied by it, any of its controlled Affiliates or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to shareholders of the Company, at the time of the Company Shareholders Meeting or of filing with the SEC (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that (1) the Company assumes no responsibility with respect to information supplied by or on behalf of Parent, its controlled Affiliates or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement and (2) Parent and Merger Sub assume no responsibility with respect to information supplied by or on behalf of the Company, its controlled Affiliates or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement.

(iii) If at any time prior to the Company Shareholders Meeting, any information relating to the Company or Parent, any of their respective Affiliates or their respective Representatives, should be discovered by a Party, which information should be set forth in an amendment or supplement to the Proxy Statement, so that either the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall as promptly as practicable following such discovery notify the other Party or Parties (as the case may be) and after such notification the Company shall (A) prepare (with the assistance of Parent) an amendment or supplement to the Proxy Statement and (B) cause the Proxy Statement as so amended or supplemented reasonably practicably thereafter to be filed with the SEC and to be disseminated to its shareholders, in each case, as and to the extent required by applicable Law.

(iv) The Company shall (A) provide Parent and its outside legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy Statement and other documents and communications related to the Company Shareholders Meeting prior to filing, furnishing or delivering such documents with the applicable Governmental Entity and dissemination of such documents to the Company’s shareholders and (B) consider in good faith for inclusion in the Proxy Statement and such other documents and communications related to the Company Shareholders Meeting (including with respect to any comment letters from the SEC) all comments reasonably proposed by Parent and its outside legal counsel and the Company agrees that all information relating to Parent, its Affiliates and their respective Representatives included in the Proxy Statement shall be in form and content satisfactory to Parent, acting reasonably; provided, that the Company shall not have such obligations with respect to any Proxy Statement and other documents and communications relating to a Change of Recommendation made in accordance with Section 7.2. The Company shall promptly notify Parent of the receipt of all comments from the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional material information and shall promptly provide to Parent copies of all written correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC. The Company shall cause the definitive Proxy Statement to be mailed to the holders of Shares as promptly as practicable after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.

(b) Other Regulatory Matters.

(i) In addition to and without limiting the rights and obligations set forth in Section 7.5(a) and Section 7.1, subject to the terms and conditions of this Agreement, including for the avoidance of doubt, Section 7.5(b)(ii), the Company and Parent shall cooperate with each other and use (and shall cause their respective controlled Affiliates to use) their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary or advisable on its part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement, including preparing and filing as promptly as practicable after the date of this Agreement documentation to effect all necessary notices, reports, consents, registrations, approvals, permits, authorizations, expirations of waiting periods and other filings, and to obtain as promptly as practicable after the date of this Agreement all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Governmental Entity, including the Company Approvals and the Parent Approvals, in order to consummate the transactions contemplated by this Agreement.

(ii) Without limiting the generality of, and in furtherance of the provisions of Section 7.5(b)(i):

(A) Each of the Company and Parent, as applicable, shall (and shall cause their respective controlled Affiliates to) prepare and file, with respect to the transactions contemplated by this Agreement, an appropriate (1) filing of a Notification and Report Form pursuant to the HSR Act within five (5) Business Days after the date of this Agreement, and in connection therewith, request early termination of the waiting period under the HSR Act, (2) merger control filing with the Austrian Federal Competition Authority pursuant to the Austrian Cartel Act 2005 within five (5) Business Days after the date of this Agreement, (3) merger control filing with the Serbian Commission for the Protection of Competition pursuant to the Serbian Law on the Protection of Competition within five (5) Business Days after the date of this Agreement and (4) merger control filing with the Competition Commission of India pursuant to the Indian Competition Act within ten (10) Business Days after the date of this Agreement;

(B) Each of the Company and Parent, as applicable, shall (and shall cause their respective controlled Affiliates to) prepare and file, with respect to the transactions contemplated by this Agreement, a draft filing in connection with obtaining CFIUS Approval in accordance with the DPA within fifteen (15) Business Days after the date of this Agreement, and prepare and make a formal filing in connection with obtaining CFIUS Approval in accordance with the DPA promptly after receipt of confirmation that CFIUS has no further comments with respect to the draft filing. Each of the Company and Parent shall provide CFIUS with any additional or supplemental information requested by CFIUS or its member agencies during the CFIUS review process as promptly as practicable, and in all cases within the amount of time allowed by CFIUS. Each of the Company and Parent, in cooperation with each other, shall use their respective commercially reasonable efforts to finally and successfully obtain the CFIUS Approval as promptly as practicable, including through acceptance of mitigation conditions that are commercially reasonable and could not reasonably be expected to, individually or in the aggregate, materially burden Parent’s ability to retain or operate the Parent’s or the Company’s businesses, operations, product lines, or assets from and after the Closing;

(C) Within ten (10) Business Days of the date of this Agreement, the Company shall provide to DDTC the required notice of a change in ownership of the Company in accordance with Section 122.4(b) of the ITAR and DDTC’s 60-Day Notice Guidance (the “DDTC Notice”). Parent shall promptly, and in any event no later than eight (8) Business Days following the date of this Agreement, provide all information necessary or advisable with respect to Parent, Merger Sub and their respective Affiliates as reasonably requested by the Company in connection with the Company’s preparation of the DDTC Notice. Each of the Company and Parent shall provide, as promptly as practicable, any further information or assurances requested by DDTC; and

(D) Each of the Company and Parent, as applicable, shall (and shall cause their respective controlled Affiliates to) take all necessary or advisable steps to (1) avoid the entry of, and (2) resist, vacate, limit, reverse, suspend or prevent any actual, anticipated or threatened permanent, preliminary or temporary Order, in each case, as applicable, that becomes reasonably foreseeable to be entered, issued, made or rendered or is entered, issued, made or rendered by any Governmental Entity in any Proceeding, in the case of each of the foregoing clauses (1) and (2) of this Section 7.5(b)(ii)(D), that could reasonably be expected to enjoin, prevent or otherwise prohibit, restrain, delay or impair or make unlawful the consummation of the transactions contemplated by this Agreement. Other than in connection with efforts to secure the CFIUS Approval, such steps shall include (y) the defense through litigation on the merits of any Proceeding seeking to enjoin, prevent or otherwise prohibit, restrain, delay or impair or make unlawful the consummation of the transactions contemplated by this Agreement (and if applicable, the appeal thereof and the posting of a bond in connection therewith) and (z) the proffer and agreement by Parent of its willingness to (I) sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, assets, operations, rights, product lines, licenses, businesses or interests therein of the Company, Parent or either of their respective controlled Affiliates and/or (II) limit or restrain the freedom of action with respect to the Company’s, Parent’s or any of their respective controlled Affiliates’ ability to retain or make changes in any such assets, operations, rights, product lines, licenses, businesses or interests therein, and in each case, the entry into agreements with, and submission to Orders of, the relevant Governmental Entity giving effect thereto as promptly as practicable; provided, however, that no such actions shall be required unless the effectiveness of such action is contingent upon the occurrence of the Effective Time and none of the Company or any of the Company’s controlled Affiliates shall take any of such actions without Parent’s prior written consent (which consent shall not be unreasonably conditioned, withheld or delayed).

(iii) Cooperation. Separate and apart from and without limiting the rights and obligations set forth in Section 7.5(a), Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided, that Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, any of their respective controlled Affiliates and any of their respective Representatives, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the transactions contemplated by this Agreement. Neither the Company nor Parent shall permit any of its or its Subsidiaries’ Representatives to participate in any discussions or meetings with any Governmental Entity in respect of any documentation to effect all necessary notices, reports, consents, registrations, approvals, permits, authorizations, expirations of waiting periods and other filings or any investigation or other inquiry relating thereto or to the transactions contemplated by this Agreement unless it consults with the other in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate thereat.

7.6. Information and Access; Consents.

(a) Subject to applicable Laws, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, or any other statement, filing, notice or application required or advisable to be made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the transactions contemplated by this Agreement. In addition, the Company shall (and shall cause its Subsidiaries to), upon reasonable prior notice and subject to applicable Law, afford Parent and its Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, agents, properties, offices and other facilities, Contracts, books and records and (promptly following the execution of a consent in form and substance reasonably acceptable to such auditors or independent accountants) accounts and work papers of the Company’s and its Subsidiaries’ independent accountants and auditors, and during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all other information and documents concerning or regarding its businesses, properties and assets (including Intellectual Property Rights) and personnel as may reasonably be requested by Parent; provided, however, that, subject to compliance with the obligations set forth in Section 7.6(b): neither the Company nor any of its Subsidiaries shall be required to provide such access or furnish such information and documents to the extent doing so would, in the Company’s reasonable opinion, result in (A) a violation of applicable Law, (B) the disclosure of any material Trade Secrets of any third party in a manner that would result in any such Trade Secrets no longer being protected as such under applicable Law following such disclosure, (C) waiver of the protection of any attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or (D) the disclosure of any sensitive or Personal Information that would expose the Company or any of its Subsidiaries to the risk of liability. All requests for such access or information made pursuant to this Section 7.6(a) shall be initially directed to the Person set forth in Section 7.6(a) of the Company Disclosure Letter, which Person may be replaced by the Company at any time by providing written notice to Parent, and any access granted in connection with a request made pursuant to this Section 7.6(a) shall be supervised by such Persons as may be designated by the Company from time to time and be conducted in such a manner so as not to unreasonably interfere with any of the businesses, properties or assets of the Company or any of its Subsidiaries.

(b) To the extent that any of the information or documents furnished or otherwise made available pursuant to this Section 7.6 or otherwise in accordance with the terms of this Agreement or the Confidentiality Agreement constitutes information or documents that may be subject to an attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable privilege or protection concerning pending or threatened Proceedings, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material and information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under such privileges and protections.

(c) No access or information provided to Parent or any of its Representatives or to the Company or any of its Representatives following the date of this Agreement, whether pursuant to this Section 7.6 or otherwise, shall affect or be deemed to affect, modify or waive the representations and warranties of the Parties set forth in this Agreement and, for the avoidance of doubt, all information and documents disclosed or otherwise made available in connection with this Agreement and the transactions contemplated by this Agreement shall be governed by the terms and conditions of the Confidentiality Agreement and subject to applicable Laws relating to the exchange or sharing of information and any restrictions or requirements imposed by any Governmental Entity.

(d) Prior to the Closing Date, the Company shall, and shall cause its controlled Affiliates and Subsidiaries to (i) use their respective reasonable best efforts (which efforts shall not require the Company or any of its Subsidiaries to pay any consideration, fees or expenses) to obtain any consents or waivers from any third parties in respect of any Material Contracts which are subject to termination or penalties as a result of the transactions contemplated by this Agreement, each of which is listed on Section 7.6(d) of the Company Disclosure Letter and (ii) reasonably cooperate with Parent and its Representatives, to pursue such consents, including by facilitating access to and communications with such third parties (including each Material Customer).

7.7. Delisting and Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary or advisable on its part under applicable Laws and rules and policies of the NASDAQ to enable the delisting by the Surviving Corporation of Shares from the NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

7.8. Publicity. The initial press release with respect to the transactions contemplated by this Agreement shall be a joint press release. Thereafter, neither the Company nor Parent shall, without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed) issue or cause the publication of any press release or otherwise make any public statements, disclosures or communications with respect to the transactions contemplated by this Agreement (to the extent not previously issued or made in accordance with this Agreement) except (a) as may be required or rendered impractical by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, interdealer quotation service or NASDAQ (in which case such Party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other Party), (b) with respect to any Change of Recommendation made in accordance with this Agreement or Parent’s response thereto or (c) with respect to the Parties’ disclosures or communications with any Governmental Entity regarding the Proxy Statement or any Company Approvals or Parent Approvals contemplated by Section 7.5, which shall be governed by the provisions of Section 7.5. In addition to the exceptions set forth in foregoing clauses (a) through (c) of the first sentence of this Section 7.8, each of the Company and Parent (and Representatives thereof) may make any public statements, disclosures or communications in response to inquiries from the press, analysts, investors, customers or suppliers or via industry conferences or analyst or investor conference calls, so long as such statements, disclosures or communications are consistent in tone and substance with previous public statements, disclosures or communications jointly made by the Company and Parent or to the extent that they have been reviewed and previously approved by both the Company and Parent.

7.9. Employee Benefits.

(a) Parent agrees that the Continuing Employees shall, during the twelve (12) month period following the Effective Time, be provided with (i) base salary or base wage that is no less favorable than the base salary or base wage provided by the Company and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time, (ii) target annual cash bonus opportunities that are no less favorable than the target annual cash bonus opportunities provided by the Company and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time, (iii) pension and welfare benefits that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries to such Continuing Employees immediately prior to the Effective Time, and (iv) severance benefits that are no less favorable than the severance benefits that are provided to similarly situated employees of Parent and its Affiliates; provided, however, that the requirements of this sentence shall not apply to Continuing Employees who are covered by a collective bargaining agreement.

(b) Parent shall undertake commercially reasonably efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s years of service with the Company and its Subsidiaries for purposes of vesting, level of benefits and eligibility to participate under each applicable Parent Benefit Plan, to the same extent as such Continuing

Employee was entitled immediately prior to the Effective Time to credit for such service under any similar Company Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(c) Parent hereby acknowledges that the transactions contemplated by this Agreement shall constitute a “change of control” or term or concept of similar import of the Company and its Subsidiaries under the terms of the Company Benefit Plans. From and after the Effective Time, Parent shall, and shall cause its Affiliates to, honor all obligations and rights under the Company Benefit Plans in accordance with their terms. Notwithstanding the foregoing, nothing will prohibit the Surviving Corporation from amending or terminating any such Company Benefit Plans or compensation or benefits arrangements in accordance with their terms or if otherwise required pursuant to applicable Law.

(d) Nothing set forth in this Agreement is intended to (i) be treated as an amendment of any particular Company Benefit Plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Benefit Plan in accordance with their terms, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) without limiting the generality of Section 10.8, create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.

7.10. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, to the fullest extent that the Company would have been permitted under applicable Law and the Company’s Organizational Documents in effect as of the date of this Agreement, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless the Indemnified Parties against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any actual or alleged Proceeding in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, based in whole or in part, or arising in whole or in part out of the fact that he or she is or was a director or officer of the Company or any of its Subsidiaries, including in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party. Parent or the Surviving Corporation shall advance all reasonable, documented out-of-pocket expenses as incurred in connection therewith (upon receipt from such Indemnified Party of a request therefor, accompanied by invoices or other relevant documentation) to the fullest extent that the Company would have been permitted to advance such expenses as of the date of this Agreement under applicable Law and the Company’s Organizational Documents; provided, that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification; and provided, further, that any determination required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under applicable Law and the Company’s Organizational Documents in effect as of the date of this Agreement shall be made by independent legal counsel selected by the Surviving Corporation and acceptable to the Indemnified Party (such acceptance not to be unreasonably conditioned, withheld or delayed).

(b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case providing only for Side A coverage for Indemnified Parties where the existing policies also include Side B coverage for the Company for a claims reporting or discovery period of the Tail Period from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated by this Agreement); provided, that the Company shall give Parent a reasonable opportunity to participate in the selection of such “tail” insurance policy and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall the annual premium of the D&O Insurance exceed during the Tail Period three-hundred percent (300%) of the last annual premium paid by the Company for such purpose; and provided further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) During the Tail Period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries, in each case, as in effect on the date of this Agreement, shall not be amended, restated, amended and restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(d) If Parent or the Surviving Corporation or any of their respective legal successors or permitted assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the legal successors and permitted assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 7.10.

(e) The provisions of this Section 7.10 are intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 7.10.

(f) The rights of the Indemnified Parties under this Section 7.10 are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws and nothing in this Agreement is intended to, shall be construed or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees (it being understood and agreed that the indemnification provided for in this Section 7.10 is not prior to or in substitution of any such claims under such policies).

7.11. Resignations. The Company shall obtain and deliver to Parent at or prior to the Closing the resignation of all members of the Company Board, in form and substance reasonably acceptable to Parent and effective as of the Effective Time; provided, however, such resignations shall include a release of claims, other than with respect to (a) accrued compensation or other benefits due such Person as an employee of the Company, (b) rights under this Agreement or any other transaction documents contemplated by this Agreement to which such Person is a party or third party beneficiary, (c) rights to any indemnification, reimbursement, contribution, payment or advancement of expense against claims arising out of actions taken by such Person in his or her capacity as a director (and, to the extent applicable, officer, of the Company), including pursuant to statutory indemnification rights, the Company’s Organizational Documents, this Agreement or otherwise, (d) rights to any and all defenses, counter claims, causes of action and other rights of such Person associated with any claim or demand against such Person and (e) rights under any insurance policy for the benefit of such Person.

7.12. Treatment of Certain Existing Indebtedness. Prior to the Closing Date, the Company shall use its commercially reasonable efforts to, as reasonably requested by Parent, (i) deliver (or cause to be delivered) notices of the payoff, discharge and termination of any outstanding Indebtedness or obligations of the Company under the Credit Agreement and obligations or agreements that are secured pursuant thereto (including interest rate swaps) (the “Credit Agreement Payoff Amount”), (ii) take all other actions required to facilitate the repayment of the Credit Agreement Payoff Amount with respect to the termination of the commitments under the Credit Agreement and the release of any Encumbrances and termination of all guarantees granted under the Credit Agreement and (iii) obtain customary payoff letters or other similar evidence with respect to the Credit Agreement at least two (2) Business Days prior to Closing (but shall be subject to customary conditions). Parent shall (A) irrevocably pay off or cause to be paid off at or prior to the Effective Time the Credit Agreement Payoff Amount and (B) use its commercially reasonable efforts to provide all customary cooperation as may be reasonably requested by the Company to assist the Company in connection with its obligation under this Section 7.12.

7.13. Takeover Statutes. If any Takeover Statute is or may become applicable to the transactions contemplated by this Agreement, each of Parent and the Company and the Parent Board and the Company Board, respectively, shall grant such approvals and take such actions as are reasonably necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, as the case may be, and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

7.14. Section 16 Matters. The Company and Parent, and the Company Board and the Parent Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including deemed dispositions or cancellations and any derivative securities with respect to any equity securities of the Company) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

7.15. Transaction Litigation. In the event that any shareholder litigation related to this Agreement or the transactions contemplated by this Agreement is brought, or, to the Knowledge of the Company, threatened, against the Company or any members of the Company Board from and following the date of this Agreement and prior to the Effective Time (such litigation, “Transaction Litigation”), the Company shall promptly notify Parent of such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. Each of the Company and Parent shall consult and cooperate with the other in connection with the defense and/or settlement of any Transaction Litigation. The Company shall not agree to settle any Transaction Litigation without the prior written consent of Parent (such consent not to be unreasonably conditioned, withheld or delayed), other than settlements involving supplemental disclosure and/or payments covered by or within the underlying self-insured retention of applicable insurance, which settlements shall not require such consent.

7.16. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such Party from any Governmental Entity in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (b) any Proceeding commenced or, to the Knowledge of the Company or the Knowledge of Parent, as the case may be, threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries that relate to the transactions contemplated by this Agreement, (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, causes or is reasonably likely to cause (i) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect, or (ii) a material failure of Parent, on the one hand, or the Company, on the other hand, as the case may be, to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied under this Agreement, in each case, if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to result in any of the conditions to the obligations of the Company or Parent, as applicable, set forth in ARTICLE VIII not being satisfied at the Closing or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 7.16 shall not (A) cure any breach of, or non-compliance with, any other provision of this Agreement, (B) limit the remedies available to the party receiving such notice or (C) result in any disclosure by the Company to be deemed to amend or supplement the Company Disclosure Letter or constitute an acceptance of any exception to any representation or warranty; provided, further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided under this Section 7.16. The Parties agree that the Company’s and Parent’s respective compliance or failure of compliance with this Section 7.16 shall not be taken into account for purposes of determining whether the condition referred to in Section 8.2(b) or Section 8.3(b), respectively, shall have been satisfied.

7.17. Financing Cooperation.

(a) Prior to the Closing Date, the Company shall, and shall use its commercially reasonable efforts to cause its Representatives to, provide all customary cooperation that is reasonably requested by the Parent in connection with any debt financing (the “Financing”) obtained by the Parent or any of its Subsidiaries for the purpose of financing the transactions contemplated hereby (it being understood that the receipt of any such financing is not a condition to the Merger); provided, however, that (i) no such cooperation shall be required to the extent it would (A) unreasonably disrupt the conduct of the Company’s or its Subsidiaries’ business, (B) require the Company or any of its Subsidiaries to incur any fees, expenses or other liability prior to the Effective Time for which it is not promptly reimbursed or simultaneously indemnified, (C) subject any director, officer or employee of the Company or any of its Subsidiaries to personal liability, (D) require the Company to breach, waive or amend any terms of this Agreement, (E) require the Company to provide any information that is prohibited or restricted by applicable Law or is legally privileged, (F) require cooperation to the extent that it would reasonably be expected to conflict with or violate any applicable Law or result in a breach of, or a default under, any Contract (including a breach of any confidentiality obligation), (G) cause any condition to the Closing set forth in Article VIII to not be satisfied, (H) require the directors of the Company or any Subsidiary to authorize or adopt any resolutions approving the agreements, documents, instruments, actions and transactions contemplated in connection with the Financing, (I) require the Company, any of its Subsidiaries or any of its or their respective Representatives to make any representation to Parent, any of its Affiliates, in connection with the Financing, or any other Person with respect to any action under this Section 7.17, (J) to furnish any financial statements, audit reports or financial information other than to the extent such statements, reports or information are readily available to the Company, any of its Subsidiaries or any of their respective Representatives, (K) to furnish any legal opinions or (L) provide or assist in the preparation of any pro forma financial information and (ii) the Company and its Subsidiaries shall not be required to execute or perform any agreement, document or instrument, including any definitive financing agreement, with respect to the any Financing or provide any indemnity prior to the Effective Time.

(b) Notwithstanding anything to the contrary herein, any breach by the Company of its obligations under this Section 7.17 shall not constitute a breach of this Agreement or a breach for purposes of ARTICLE IX or a breach of the condition precedent set forth in Section 8.2(b) hereof.

(c) Parent shall (i) promptly upon request by the Company, reimburse the Company and its Subsidiaries for all reasonable out-of-pocket fees and expenses (including reasonable out-of-pocket auditor’s and attorneys’ fees and expenses) of the Company and its Subsidiaries and all reasonable out-of-pocket fees and expenses of their Representatives incurred in connection with the requested cooperation set forth in this Section 7.17 and (ii) indemnify, defend and hold harmless the Company, its Subsidiaries, its Affiliates and its and their respective Representatives against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, Tax, cost (including cost of investigation), expense (including reasonable out-of-pocket fees and expenses of counsel) or settlement payment, of any kind, incurred, imposed on, sustained, suffered by or asserted against, any of them, directly or indirectly relating to, arising out of or resulting from the Financing, the performance by the Company, its Subsidiaries, its Affiliates and its and their respective Representatives of any obligations set forth in this Section 7.17 and any information utilized in connection therewith and such Representatives shall be third party beneficiaries of this Section 7.17.

7.18. Termination of Registration Rights Agreement. Prior to the Effective Time, the Company shall cause the termination of that certain Registration Rights Agreement, dated as of December 8, 2006, by and among the Company, Bharat Desai and Neerja Sethi, such termination to become effective as of the Effective Time.

ARTICLE VIII

Conditions

8.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Company Shareholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the Requisite Company Vote and shall have been duly approved by Parent (as Merger Sub’s sole shareholder) in accordance with applicable Law and the Organizational Documents of the Company and Merger Sub, respectively.

(b) Regulatory Approvals. (i) The waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act and all agreements with the Governmental Entities that govern the ability of the parties to close the transaction shall have expired or been earlier terminated, (ii) the authorizations, consents, orders, approvals, filings and declarations listed in Section 8.1(b) of the Company Disclosure Letter shall have been filed, occurred or been obtained (all such authorizations, consents, orders, approvals, filings and declarations and the lapse of all such waiting periods, including under the HSR Act, being the “Requisite Regulatory Approvals”) and (iii) all such Requisite Regulatory Approvals shall be in full force and effect.

(c) No Legal Prohibition. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and enjoins, prevents or otherwise prohibits, materially restrains, materially delays or materially impairs or makes unlawful consummation of the transactions contemplated by this Agreement.

8.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties set forth in: (i) Section 5.1 (Organization, Good Standing and Qualification), Section 5.2(a) (Capital Structure) (except for any inaccuracies that would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their Affiliates, individually or in the aggregate, that is more than $8.5 million), Section 5.3(b) (Corporate Authority; Approval and Fairness) and Section 5.10 (Absence of Certain Changes) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); (ii) Section 5.4(a) (Governmental Filings; No Violations; Certain Contracts), Section 5.6 (Company Reports), Section 5.7 (Disclosure Controls and Procedures and Internal Control over Financial Reporting), Section 5.19 (Takeover Statutes; Appraisal Rights; No Rights Plan) and Section 5.20 (Brokers and Finders) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time); and (iii) ARTICLE V (other than those set forth in the foregoing clauses (i) and (ii) of this Section 8.2(a)) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time) (without giving effect to any qualification by “materiality” or “Material Adverse Effect” and words of similar import set forth therein), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct that would not, individually or in the aggregate, result in a Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Company Closing Certificate. Parent and Merger Sub shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

8.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except for any failure of any such representation and warranty to be so true and correct that would not prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Parent and Merger Sub Closing Certificate. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

Termination

9.1. Termination by Mutual Written Consent. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, whether before or after the Requisite Company Vote has been obtained, by mutual written consent of the Company and Parent by action of the Company Board and the Parent Board.

9.2. Termination by Either Parent or the Company. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, by action of either the Company Board or the Parent Board if:

(a) the Merger shall not have been consummated by 5:00 p.m. (New York time) on January 20, 2019 (the “Outside Date”); provided, however, that if the conditions to Closing set forth in Section 8.1(b) have not been satisfied or waived on or prior to such date but all other conditions to Closing set forth in ARTICLE VIII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing), the Outside Date may be extended by either party to a date not beyond April 20, 2019, and such date, as so extended, shall be the “Outside Date”; provided, further, that the right to terminate this Agreement or extend the Outside Date pursuant to this Section 9.2(a) shall not be available to any party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger;

(b) the Requisite Company Vote shall not have been obtained at the Company Shareholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement; or

(c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 9.2(c) shall not be available to any party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.

9.3. Termination by the Company. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned by the Company Board:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue following the date of this Agreement, in either case such that the conditions in Section 8.3(a) or Section 8.3(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty days after the giving of notice thereof by the Company to Parent describing such breach or failure in reasonable detail and stating the Company’s intention to terminate this Agreement and (ii) three (3) Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 9.3(a) shall not be available to the Company if it has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger; or

(b) prior to the time the Requisite Company Vote is obtained, if the Company Board authorizes the Company to enter into an Alternative Acquisition Agreement in compliance with the terms of this Agreement, including Section 7.2(d)(ii).

9.4. Termination by Parent. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned by the Parent Board:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue following the date of this Agreement, in either case such that the conditions in Section 8.2(a) or Section 8.2(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty days after the giving of notice thereof by Parent to the Company describing such breach or failure in reasonable detail and stating Parent’s intention to terminate this Agreement and (ii) three (3) Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 9.4(a) shall not be available to Parent if it has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger; or

(b) prior to the time the Requisite Company Vote is obtained, if the Company Board shall have:

(A) made and not withdrawn a Change of Recommendation; or

(B) authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal.

9.5. Effect of Termination and Abandonment.

(a) Except to the extent provided in Section 9.5(b), in the event of termination of this Agreement pursuant to this ARTICLE IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Representatives or Affiliates, including any Lender Related Party); provided, however, and notwithstanding anything to the contrary set forth in this Agreement, (i) no such termination shall relieve any Party of any liability or damages to the other Parties resulting from any material breach of this Agreement and (ii) the provisions set forth in this Section 9.5 and the second sentence of Section 10.1 shall survive the termination of this Agreement.

(b) In the event that this Agreement is terminated:

(i) by either the Company or Parent pursuant to Section 9.2(a) [Outside Date], or pursuant to Section 9.2(b) [Requisite Company Vote Not Obtained] and, in each case,

(A) any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its Subsidiaries (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn on a bona fide basis without qualification (1) prior to the date of termination, with respect to any termination pursuant to Section 9.2(a) [Outside Date], or (2) prior to the date of the Company Shareholders Meeting, with respect to termination pursuant to Section 9.2(b) [Requisite Company Vote Not Obtained]), and

(B) within twelve (12) months after such termination, the Company shall have entered into any Alternative Acquisition Agreement with respect to any Acquisition Proposal (with “fifty percent (50%)” being substituted in lieu of “twenty percent (20%)” in each instance thereof in the definition of “Acquisition Proposal” for this purpose), and within eighteen (18) months after such termination, there shall have been consummated an Acquisition Proposal with respect to the Company, then immediately prior to or concurrently with the occurrence of such consummation, or

(ii) by Parent pursuant to Section 9.4(b) [Change of Recommendation; Alternative Acquisition Agreement], then promptly, but in no event later than three (3) Business Days after the date of such termination, or

(iii) by the Company pursuant to Section 9.3(b) [Fiduciary Out for Superior Proposal], then upon the earlier to occur of (A) six (6) months following such termination or (B) the consummation of such Superior Proposal, the Company shall pay the termination fee of $111,500,000.00 (the “Company Termination Fee”), to Parent in each case by wire transfer of immediately available cash funds. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c) The Parties acknowledge that the agreements set forth in this Section 9.5 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other Parties would not enter into this Agreement. Notwithstanding anything in this Agreement to the contrary, the Parties hereby acknowledge and agree that in the event that the Company Termination Fee becomes payable by, and is paid by, the Company and accepted by Parent pursuant to Section 9.5(b), the Company Termination Fee shall be Parent’s and Merger Sub’s sole and exclusive remedy for monetary damages pursuant to this Agreement. If the Company fails to promptly pay the amount due pursuant to this Section 9.5, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the fees set forth in this Section 9.5 or any portion of such fees, the Company shall pay to Parent its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate shown at the end of the trading day on Bloomberg screen BTMM or PRIME INDEX HP, whichever is higher, on the date such payment was required to be made through the date of payment.

ARTICLE X

Miscellaneous and General

10.1. Survival. ARTICLE I, this ARTICLE X and the agreements of the Company, Parent and Merger Sub set forth in ARTICLE IV, Section 5.23 (No Other Representations or Warranties; Non-Reliance), Section 6.9 (No Other Representations or Warranties; Non-Reliance), Section 7.9 (Employee Benefits), Section 7.10 (Indemnification; Directors’ and Officers’ Insurance), Section 10.3 (Expenses), and Section 10.4 (Transfer Taxes) and the provisions that substantively define any related defined terms not substantively defined in ARTICLE I and those other covenants and agreements set forth in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, shall survive the Effective Time. ARTICLE I, this ARTICLE X, the agreements of the Company, Parent and Merger Sub set forth in Section 5.23 (No Other Representations or Warranties; Non-Reliance), Section 6.9 (No Other Representations or Warranties; Non-Reliance), Section 10.3 (Expenses), Section 9.5 (Effect of Termination and Abandonment) and the provisions that substantively define any related defined terms not substantively defined in ARTICLE I and the

Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement, including rights arising out of any breach of such representations, warranties, covenants and agreements, shall not survive the Effective Time or the termination of this Agreement.

10.2. Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by an internationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by facsimile or email; provided, that the facsimile or email transmission is promptly confirmed by telephone or otherwise. Such communications must be sent to the respective Parties at the following street addresses, facsimile numbers or email addresses or at such other street address, facsimile number or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 10.2 (it being understood that rejection or other refusal to accept or the inability to deliver because of changed street address, facsimile number or email address of which no notice was given shall be deemed to be receipt of such communication as of the date of such rejection, refusal or inability to deliver):

If to the Company:

Syntel, Inc. 525 E. Big Beaver Road, Suite 300
Troy, MI 48083
Attention:	Daniel M. Moore
Telephone:	(248) 619-3508
Email:	Daniel_Moore@syntelinc.com
with a copy to (which shall not constitute notice): Sullivan & Cromwell LLP 1888 Century Park East, Suite 2100
Los Angeles, CA 90067
Attention:	Alison S. Ressler
Telephone:	(310)-712-6600
Facsimile:	(310)-712-8800
Email:	resslera@sullcrom.com
If to Parent or Merger Sub:
Atos S.E.
River Ouest 80, Quai Voltaire

95877 Bezons
France
Attention:	Alexandre Menais, SEVP Head of
M&A, Legal and Compliance and Contract Management; Damien Catoir, Associate General Counsel
Email:	alexandre.menais@atos.net;
damien.catoir@atos.net with a copy to (which shall not constitute notice):
Weil, Gotshal & Manges LLP 767 Fifth Avenue
New York, NY 10153
Attention:	Jaclyn L. Cohen
Telephone:	+1 (212) 310-8891
Facsimile:	+1 (212) 310-8007
Email:	jackie.cohen@weil.com

10.3. Expenses. Whether or not the Merger is consummated, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement including all costs, fees and expenses of its Representatives, shall be paid by the party incurring such cost, fee or expense, except as otherwise expressly provided herein.

10.4. Transfer Taxes. Except as otherwise provided in Section 4.2(b), all Transfer Taxes incurred in connection with the Merger shall be paid by the Party incurring such Taxes.

10.5. Modification or Amendment; Waiver.

(a) Subject to the provisions of applicable Law and the provisions of Section 7.10(c), at any time prior to the Effective Time, this Agreement may be modified or amended, if, and only if, such modification or amendment is in writing and signed by the Parties; provided, however, that no amendment to this Section 10.5, Section 9.5, Section 10.6 and Section 10.11 (and any related definitions used in those Sections) that is adverse to the rights of the Lender Related Parties shall be effective without the consent of the Lender Related Parties.

(b) The conditions to each of the respective Parties’ obligations to consummate the transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except to the extent specifically provided otherwise in Section 9.5.

10.6. Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAWS, RULES OR PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH LAWS, RULES OR PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION, EXCEPT AS OTHERWISE REQUIRED UNDER THE LAWS OF THE STATE OF MICHIGAN; PROVIDED, HOWEVER, THAT ALL DISPUTES, CLAIMS OR CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE NEGOTIATION, VALIDITY OR PERFORMANCE OF THIS AGREEMENT OR THE TRANSACTIONS AGAINST ANY LENDER RELATED PARTY (WHETHER PURPORTING TO BE SOUND IN CONTRACT OR TORT, OR AT LAW OR IN EQUITY) SHALL BE GOVERNED BY, AND CONSTRUED TO IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ITS RULES OF CONFLICT OF LAWS.

(a) Each of the Parties agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement exclusively in the Chosen Courts; and (ii) solely in connection with such Proceedings, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) waives any objection to the laying of venue in any such Proceeding in the Chosen Courts, (C) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) agrees that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 10.6(a) or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE CONNECTED WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IS EXPECTED TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING, DIRECTLY OR INDIRECTLY, CONNECTED WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR AGAINST ANY LENDER RELATED PARTY. EACH PARTY HEREBY

ACKNOWLEDGES AND CERTIFIES THAT (I) NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS SET FORTH IN THIS SECTION 10.6(b).

10.7. Specific Performance.

(a) Each of the Parties acknowledges and agrees that the rights of each Party to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to seek to enforce specifically the terms and provisions of this Agreement and to obtain or to seek an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement, consistent with the provisions of Section 10.6(a), in the Chosen Courts without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

(b) To the extent any Party brings a Proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than a Proceeding to specifically enforce any provision that expressly survives termination of this Agreement) when expressly available to such Party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended to (i) the twentieth (20th) Business Day following the resolution of such Proceeding, or (ii) such other time period established by the court presiding over such Proceeding.

10.8. Third-Party Beneficiaries. Except (a) from and after the Effective Time, the Indemnified Parties with respect to the provisions of Section 7.10 as provided for therein and (b) from and after the Effective Time, the holders of Shares and the holders of Company RSUs shall be third-party beneficiaries with respect to their respective rights to receive the consideration payable pursuant to ARTICLE IV, the Parties hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other, subject to the terms and conditions of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person (other than the Parties and those Persons referred to in clauses (a) and (b) of this Section 10.8, but only to the extent expressly provided for in this Agreement) or their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. Notwithstanding anything to the contrary set forth in the foregoing provisions of this Section 10.8, the Company shall have the right to recover through an action brought by the Company for itself and on behalf of its shareholders, and Parent shall have the right to recover through an action brought by Parent, damages (which, in the case of an action brought by the Company, shall be determined by reference to the total amount that would have been recoverable by the Company’s shareholders if all such shareholders brought an action against Parent and were recognized as third-party beneficiaries hereunder and which damages Parent and Merger Sub acknowledge are not limited to the Company’s out-of-pocket expenses) from the other Party in the event of an intentional breach of this Agreement or fraud, which right is hereby acknowledged and agreed by the Company, Parent and Merger Sub. Notwithstanding the foregoing, the Lender Related Parties are third-party beneficiaries of the provisions of this Section 10.8, Section 9.5, Section 10.5 and Section 10.6 (and any related definitions used in those sections) to the extent such provisions expressly pertain to the Lender Related Parties.

10.9. Fulfillment of Obligations. Whenever this Agreement requires an Affiliate of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Affiliate to take such action. Whenever this Agreement requires an Affiliate of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Affiliate to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Affiliate to take such action. Any obligation of one Party to any other Party under this Agreement which obligation is performed, satisfied or properly fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

10.10. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Except as may be required to satisfy the obligations contemplated by Section 7.9, no Party may assign any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties not seeking to assign any of its rights or interests or delegate any of its obligations, except as provided for in Section 10.9, and any attempted or purported assignment or delegation in violation of this Section 10.10 shall be null and void; provided, however, that Parent may designate another Wholly Owned Subsidiary organized under the laws of any State of the United States to be a constituent corporation in lieu of Merger Sub, so long as Parent provides the Company with advance written notice thereof, in which event all references to Merger Sub in this Agreement shall be deemed references to such other Wholly Owned Subsidiary of Parent, except that all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Wholly Owned Subsidiary as of the date of such designation; provided, that (a) any such designation shall not reasonably be expected (in the Company’s reasonable determination) to prevent or materially impede or materially delay the consummation of the transactions contemplated by this Agreement or otherwise adversely affect the rights of the shareholders of the Company under this Agreement in any material respect and (b) no assignment, delegation or designation shall relieve Parent of any of its obligations pursuant to this Agreement unless the Parties enter into a novation.

10.11. Entire Agreement.

(a) This Agreement (including the Company Disclosure Letter, Parent Disclosure Letter and Exhibits), the Voting Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters.

(b) In the event of any inconsistency between the statements in the body of this Agreement, on the one hand, and the Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter (other than an exception expressly set forth in the Company Disclosure Letter or the Parent Disclosure Letter (as the case may be)), on the other hand, the statements in the body of this Agreement shall control.

10.12. Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith, shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such legal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.13. Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement. This Agreement shall become effective when each Party shall have received one or more counterparts hereof signed by each of the other Parties and unless and until such receipt, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

SYNTEL, INC.

By:	/s/ Daniel M. Moore
	Name:	Daniel M. Moore
	Title:	Chief Administrative Officer, General Counsel and Secretary

ATOS S.E.

By:	/s/ Alexandre Menais
	Name:	Alexandre Menais
	Title:	EVP M&A and General Counsel

GREEN MERGER SUB INC.

By:	/s/ Chad Harris
	Name:	Chad Harris
	Title:	President

Exhibit A

Amended and Restated Articles of Incorporation of the Surviving Corporation

[See Attached.]

CSCL/CD-510 (Rev. 07/18) MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS CORPORATIONS, SECURITIES & COMMERCIAL LICENSING BUREAU Date Received AC1 (FOR BUREAU USE ONLY) AC1 This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document. Name Address City State ZIP Code EFFECTIVE DATE: Document will be returned to the name and address you enter above. If left blank, document will be returned to the registered office. RESTATED ARTICLES OF INCORPORATION For use by Domestic Profit Corporations (Please read information and instructions on the last page) Pursuant to the provisions of Act 284, Public Acts of 1972, the undersigned execute the following Articles: 1. The present name of the corporation is: Syntel, Inc. 2. The identification number assigned by the Bureau is: 800209622 3. The former name(s) of the corporation are: Systems International, Inc. 4. The date of filing the original Articles of Incorporation was: April 15, 1980 The following Restated Articles of Incorporation supersede the Articles of Incorporation as amended and shall be the Articles of Incorporation for the corporation: ARTICLE I The name of the corporation is: Syntel, Inc. ARTICLE II The purpose or purposes for which the corporation is formed are: To engage in any activity within the purposes for which corporations may be formed under the Business Corporation Act of Michigan.

ARTICLE III The total authorized shares: 1. Common Shares 100 Preferred Shares A statement of all or any of the relative rights, preferences and limitations of the shares of each class is as follows: ARTICLE IV 1. The name of the resident agent: [“AGENTS NAME”] 2. The street address of the registered office is: [“AGENTS ADDRESS”], Michigan (Street Address) (City) (Zip Code) 3. The mailing address of the registered office, if different than above: , Michigan (Street Address or P.O. Box) (City) (Zip Code) ARTICLE V (Optional. Delete if not applicable) When a compromise or arrangement or a plan of reorganization of this corporation is proposed between the corporation and its creditors or any class of them or between this corporation and its shareholders or any class of them, a court of equity jurisdiction within the state, on application of this corporation or of a creditor or share holder thereof, or an application of a receiver appointed for the corporation, may order a meeting of the creditors or class of creditors or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or reorganization, to be summoned in such manner as the court directs. If a majority in number representing 3/4 in value of the creditors or class of creditors, or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or a reorganization, agree to a compromise or arrangement or a reorganization of this corporation as a consequence of the compromise or arrangement, the compromise or arrangement and the reorganization, if sanctioned by the court to which the application has been made, shall be binding on all the creditors or class of creditors, or on all of the shareholders or class of shareholders and also on this corporation. ARTICLE VI (Optional. Delete if not applicable) Any action required or permitted under the Act to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares that have at least the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. A written consent shall bear the date of signature of the shareholder that signs the consent. Written consents are not effective to take corporate action unless within 60 days after the record date for determining shareholders entitled to express consent to or to dissent from a proposal without a meeting, written consents dated not more than 10 days before the record date and signed by a sufficient number of shareholders to take the action are delivered to the corporation. Delivery shall be to the corporation’s registered office, its principal place of business, or an officer or agent of the corporation that has custody of the minutes of the proceedings of its shareholders. Delivery made to a corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to shareholders that would have been entitled to notice of the shareholder meeting if the action had been taken at a meeting and that have not consented to the action in writing. An electronic transmission consenting to an action must comply with Section 407(3).

ARTICLE VII (Additional provision, if any, may be inserted here; attach additional pages if needed). See attached 5. COMPLETE SECTION (a) IF THE RESTATED ARTICLES WERE ADOPTED BY THE UNANIMOUS CONSENT OF THE INCORPORATOR(S) BEFORE THE FIRST MEETING OF THE BOARD OF DIRECTORS, OTHERWISE, COMPLETE SECTION (b). DO NOT COMPLETE BOTH. a. These Restated Articles of Incorporation were duly adopted on the day of, , in accordance with the provisions of Section 642 of the Act by the unanimous consent of the incorporator(s) before the first meeting of the Board of Directors. Signed this day of, (Signatures of Incorporators; Type or Print Name Under Each Signature) b. These Restated Articles of Incorporation were duly adopted on the day of ,2018, in accordance with the provisions of Section 642 of the Act: (check one of the following) â–¡ by the Board of Directors without a vote of the shareholders. These Restated Articles of Incorporation only restate and integrate and do not further amend the provisions of the Articles of Incorporation as heretofore amended and there is no material discrepancy between those provisions and the provisions of these Restated Articles. â–¡ by the shareholders at a meeting in accordance with section 611(3) of the Act. â–¡ were duly adopted by the written consent of the shareholders that have at least the minimum number of votes required by statute in accordance with Section 407(1) of the Act. Written notice to shareholders that have not consented in writing has been given. (Note: Written consent by less than all of the shareholders is permitted only if such provision appears in the Articles of Incorporation.) | | were duly adopted by the written consent of the shareholders entitled to vote in accordance with section 407(2) of the Act. by the Board of Directors of a profit corporation pursuant to Section 611(2) of the Act. Signed this day of, 2018 By (Signature of an authorized officer or agent) (Type or Print Name)

Attachment to Restated Articles of Incorporation of Syntel, Inc.

ARTICLE VII

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for money damages for any action taken or any failure to take action as a director, except liability for any of the following: (i) the amount of financial benefit received by a director to which he or she is not entitled, (ii) the intentional infliction of harm on the Corporation or the shareholders, (iii) a violation of Section 551 of the Michigan Business Corporation Act (the “Act”), or (iv) an intentional criminal act.

If the Act is amended to authorize corporate action further eliminating or limiting the personally liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Act, as so amended. Any repeal or modification of the foregoing paragraph by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to actions occurring prior to such repeal or modification.

ARTICLE VIII

Directors and officers of the corporation shall be indemnified in connection with any actual or threatened action or proceeding (including civil, criminal, administrative or investigative proceedings) arising out of their service to the corporation or to another organization at the corporation’s request, and shall be paid expenses incurred in defending any such proceeding in advance of its final disposition to the fullest extent permitted by law. Persons who are not directors or officers of the corporation may be similarly indemnified in respect of such service to the extent authorized at any time by the Board of Directors or the Bylaws of the corporation. The provisions of this Article shall be applicable to actions or proceedings commenced after the adoption hereof, whether arising from acts or omissions occurring before or after the adoption hereof, and to persons who have ceased to be directors, officers or employees, and shall inure to the benefit of their heirs, executors and administrators. The right to indemnification and advancement of expenses conferred hereunder shall be a contract right which may not be modified retroactively without the written consent of the director or officer and shall not be deemed exclusive of any other rights to indemnification or advancement of expenses such person may have or to which such person may be entitled.

If a claim under this Article VIII is not paid in full by the corporation with thirty days after a written claim has been received by the corporation, the indemnitee may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit or in a suit brought by the corporation to recover advances, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such claim. In any action brought by the indemnitee to enforce a right hereunder (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking has been tendered to the corporation) it shall be a defense that, and in any action brought by the corporation to recover advances the corporation shall be entitled to recover such advances if, the indemnitee has not met the applicable standard of conduct set forth in the Act. Neither the failure of the corporation (including its Board of Directors, a committee of its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the corporation (including its Board of Directors, a committee of its Board of Directors, independent legal counsel or its shareholders) that the indemnitee has not met such applicable standard of conduct, shall be a defense to an action brought by the indemnitee or create a presumption that the indemnitee has not met the applicable standard of conduct. In any action brought by the indemnitee to enforce a right hereunder or by the corporation to recover payments by the corporation of advances, the burden of proof shall be on the corporation.